EXHIBIT 2

The transactions pursuant to the business integration are made for the securities of Japanese companies.  The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Resona Holdings, Inc.
Sumitomo Mitsui Financial Group, Inc.
The Minato Bank, Ltd.
Kansai Urban Banking Corporation
The Kinki Osaka Bank, Ltd.

Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai
Urban Banking Corporation and The Kinki Osaka Bank, Ltd.

Tokyo, September 26, 2017

The six companies, Resona Holdings, Inc. (Resona Holdings, President: Kazuhiro Higashi), Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Takeshi Kunibe), Sumitomo Mitsui Banking Corporation (SMBC, President: Makoto Takashima), The Minato Bank, Ltd. (Minato, President: Hiroaki Hattori), Kansai Urban Banking Corporation (Kansai Urban, President: Kazumasa Hashimoto) and The Kinki Osaka Bank, Ltd. (Kinki Osaka, President: Koji Nakamae) (the six companies, collectively, the “Parties”) hereby announce that these companies have respectively resolved or determined to implement a business integration (the “Business Integration”) of the three banks, Minato, Kansai Urban and Kinki Osaka (collectively, the “Integrated Group” or the “Integrating Parties” and individually, the “Integrating Party”), and executed a business integration agreement (the “Business Integration Agreement”) to which the six companies, Resona Holdings, SMFG, SMBC, Minato, Kansai Urban and Kinki Osaka, are parties, by respectively implementing (i) incorporation of an intermediate holding company, “Kansai Mirai Financial Group, Inc.” (the “Holding Company”) by Resona Holdings, (ii) transfer of all the shares of Kinki Osaka owned by Resona Holdings to the Holding Company, (iii) the respective tender offers subject to the respective shares of common stocks of Minato and Kansai Urban by Resona Holdings, (iv) transfer of shares of Class 1 preferred stock of Kansai Urban owned by SMBC (the “Preferred Stock”) to Resona Holdings and (v) share exchanges between Holding Company and both Minato and Kansai Urban, subject to the approval and permission of the relevant authorities, in accordance with the basic agreement executed on March 3, 2017 by and between Resona Holdings, SMFG, Minato, Kansai Urban and Kinki Osaka, at their respective board of directors meetings held today as for Resona

Holdings, SMBC, Minato, Kansai Urban and Kinki Osaka and by the executive officer of SMFG today as for SMFG.

Minato and Kansai Urban have respectively resolved on (i) fixing of the record date for the convocation of the respective extraordinary meetings of shareholders (including, as for Kansai Urban, the general meeting of class shareholders which consists of the shareholders of common stock (the “Shareholders of Common Stock”) and the general meeting of class shareholders which consists of the shareholders of the Preferred Stock (the “Shareholders of Preferred Stock”)) scheduled to be held on December 26, 2017, (ii) approval regarding the above-described share exchanges between the Holding Company of such respective extraordinary meetings of shareholders (including, as for Kansai Urban, the general meeting of class shareholders which consists of the Shareholders of Common Stock and the general meeting of class shareholders which consists of the Shareholders of Preferred Stock)) scheduled to be held on the assumption that the respective share exchange agreements are executed and (iii) implementation of an amendment to the respective Articles of Incorporation regarding deletion of the record date for voting rights on the assumption that such respective share exchange agreements have not ceased to be effective, at their respective board of directors meetings held today.  (For further details, please refer to “Notice concerning Partial Amendment to the Articles of Incorporation and Fixing of the Record Date for the Convocation of an Extraordinary Meeting of Shareholders” announced by Minato as of today and “Notice concerning Fixing of the Record Date for the Convocation of an Extraordinary Meeting of Shareholders and the General Meetings of Class Shareholders and Partial Amendment to the Articles of Incorporation” announced by Kansai Urban as of today.)

I.	Objectives of the Business Integration, etc.
1.	Background and Objectives of the Business Integration
(1)	Details of the Business Integration
On the basis that the Parties essentially believe that contributing to the further stimulation and vigorous growth of the Kansai economy, while making the best use of the strengths and characteristics of each Integrating Party, is the most important mission for financial institutions whose primary market is the Kansai region and will eventually contribute to the sustainable growth of the Japanese economy, as discussed in the notice “Basic Agreement Concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” announced on March 3, 2017, the Integrating Parties have established an integration preparation committee aimed at creating a “New Retail Financial Services Model that is in Step with the Future of the Kansai Region” based on the relationships with customers and local communities that each Integrating Party has fostered for many years, and proceeded with a discussion and consideration on the corporate philosophy, governance, management policy, business model and integrated form, etc.  As a result, the Integrating Parties have determined that the Integrating Parties are able to realize improvement of the corporate value more than when each Integrating Party solely exists as separate entities, by implementing the Business Integration where the Integrated Parties gather together under the Holding Company and reached a definitive agreement to implement the Business Integration, today.

(2)	Business Philosophy of the Integrated Group
We will establish the following business philosophy in order to become a leading regional financial group in Japan, which will be the largest in the Kansai region where employees work with huge satisfaction and pride in the challenges they overcome while the deepening relationships with customers and local communities that each Integrating Party has fostered for many years.

Business Philosophy of the Integrated Group
We grow with the customers as the financial group that is in step with the future of the Kansai region.
We create a prosperous future for the local communities.
Striving to create change, we continue to evolve.

(3)	Management Strategy of the Integrated Group
(a)	New Retail Financial Services Model
The Integrated Group will realize deepening contribution to the Kansai economy by creating “the new retail financial services model that is in step with the future of the Kansai Region”, focusing on the following three pillars under the business philosophy established in (2) above.
—
We will contribute to the growth and stimulation of the local communities by further deepening the relationships with the broad range of customers in the local communities through sharing of the strengths that each Integrating Party has fostered and the provision of one-stop and advanced financial services and solutions.

—
We will realize drastic enhancement of operational efficiency and productivity through sharing of know-how for the operational reform and integration of practical tasks and systems, etc., and provide the customers with great convenience.

—
We will realize profitability, efficiency and soundness appropriate for a leading financial volume in Japan, which will be the largest in the Kansai region in order to respond to the expectations of the customers and the local communities

(b)	Basic Policies for Realizing the Business Model
Under the following basic policies, the Integrated Group will realize deepening contribution to the Kansai economy by exercising and sharing the strengths that each Integrating Party has fostered in the past, mutually supplementing and providing new services that are truly useful for the customers.

(i)        Further enhancement of the presence in the Kansai region which is the primary market and contribution to the Kansai economy
—	Contribution to the Kansai economy by leveraging extensive presence in the Kansai region and community-based relationships
➢	We will further deepen the business strategies focusing on local small and medium-sized companies and individuals in the Kansai region.
➢	We will provide succession solutions, etc. which are truly useful for the customers by utilizing trust and real estate functions.
➢	We will accelerate efforts for regional revitalization by supporting foundation and enhancing programs for supporting manufacturing companies, etc.
—	Further development of top-class retail business among the regional banks and support for asset formation for the customers
➢	We will further strengthen the housing loans which are top-class among the regional banks and support fulfilling lives for the customers.
➢	We will newly develop various instruments, such as fund wrap and individual-type DC, as well as maintaining investment trust balance which is top among the regional banks.
—	Provision of great convenience by utilizing our customer bases and branch networks
➢	We will respond to needs of the customers who open up their business, such as overseas expansion, M&A and business matching.
➢	We will enhance the convenience for the customers through mutual availability of ATMs including Resona Group, as well as the most extensive branch networks among the regional banks.

(ii)	Enhancement of operational efficiency and productivity, fully leveraging the merit of the group
—	Integration of the practical tasks and systems into the common platform of Resona Group
➢	We will enhance productivity by operating offices with a small number of employees and expand the focus of time spent on sales by fully leveraging know-how that Resona Group has developed.

➢	We will cope with both realizing cost reduction for the systems within the whole Integrated Group and utilizing advanced technologies through joint operation with Resona Group.
—	Expansion of sales employees aimed at expanding customer contacts
➢
We will implement relocation of sales employees and expand customer contacts in respect of both quality and quantity, such as streamlining the organization of the head office and optimizing the channels

2.	Content and Schedule of the Business Integration
(1)	Method of the Business Integration
We are planning to implement the Business Integration through a holding company structure whereby Minato, Kansai Urban and Kinki Osaka will become wholly-owned subsidiaries of the Holding Company through the following three phases from (i) to (iii), in accordance with the Business Integration Agreement, on the assumption that (a) the sequence of acts in respect of the Business Integration do not constitute a violation of the laws and regulations, etc. in any material respects and the constitution of the violation is not reasonably expected (including any motion, litigation or any other proceedings for restriction or prohibition of such acts are not in the process at the relevant authorities and there is no decision, etc. by the relevant authorities to restrict or prohibit such acts), (b) the sequence of acts in respect of the Business Integration do not conflict with the approval and permission, etc. in any material respects and the conflict thereto is not reasonably expected (including waiting period and investigation period required to do such acts under the Antimonopoly Act have been elapsed) and (c) neither any event that has a material adverse effect on implementation of the Business Integration or the financial condition therefor nor any other event that causes difficulty in achieving the objectives of the Business Integration arises or is identified and arising or being identified is reasonably expected.  As a result of the integration, Resona Holdings will incorporate the Holding Company into a consolidated subsidiary of Resona Holdings, holding around 51% of the voting rights of the Holding Company, and SMFG will own around 22.3% to 26.3%(*) of the voting rights of the Holding Company (which includes the holdings through the subsidiaries of SMFG), and incorporate the Holding Company into an equity method affiliate of SMFG.

*	After the Business Integration, SMFG will own 26.3% of the voting rights of the Holding Company (which includes the holdings through the subsidiaries of SMFG) if all of the respective general shareholders of Minato and Kansai Urban, excluding SMBC (the “General Shareholders”) tender all of the shares of common stocks held thereby in the Tender Offers (as defined (d) below, hereinafter the same), while SMFG will own 22.3% of the voting rights of the Holding Company (which includes the holdings through the subsidiaries of SMFG) if all of the General Shareholders do not tender any share of common stock held thereby in the Tender Offers.

(i)	Incorporation of the Holding Company by Resona Holdings, underwriting of capital increase for the Holding Company by Resona Holdings, implementation of the loan to the Holding Company by Resona Bank, Limited. (“Resona Bank”) and transfer of all the shares of Kinki Osaka owned by Resona Holdings to the Holding Company (scheduled to be implemented from November to December 2017)
(ii)	Implementation of the tender offers with an upper limit subject to the shares of common stock of Minato and the shares of common stock of Kansai Urban by Resona Holdings (scheduled to be implemented from December 27, 2017 to February 14, 2018) and acquisition of shares of the Preferred Stock by Resona Holdings (scheduled to be implemented on February 20, 2018)
(iii)	Implementation of the share exchanges between Holding Company and both Minato and Kansai Urban (scheduled to be effective on April 1, 2018)

Neither Resona Holdings nor SMBC shall exercise put options, the consideration for which is the common stock or a cash payment, which is prescribed as the content of the Preferred Stock owned by Resona Holdings or SMBC from the execution date of the Business Integration Agreement to April 1, 2018 or the date otherwise agreed by the Parties (the “Closing Date”) in accordance with the Business Integration Agreement.
As Resona Holdings has established an “Omni-regional” platform as one of its basic strategies, Resona Holdings has determined to make the Holding Company into a consolidated subsidiary of Resona Holdings, holding around 51% of the voting rights of the Holding Company, as one of the ways of realizing how Resona Holdings ought to be, in order to accelerate the various connections with regional financial institutions, etc.  In addition, taking into account the historical background between SMFG and Minato and Kansai Urban and as a result of considering liquidity for the General Shareholders, SMFG has determined that it is appropriate for SMFG to own around 22.3% to 26.3% of the voting rights of the Holding Company (which includes the holdings through the subsidiaries of SMFG), and incorporate the Holding Company into an equity method affiliate of SMFG.  Upon selecting the method of the Business Integration, the Parties have proceeded with a discussion from the perspective of (a) realizing the above-described objectives of the Business Integration as soon as possible, (b) protecting and respecting various stakeholders of the Holding Company and (c) reflecting a balance of issues regarding the mutually related capital and financial policy, etc. (specifically, the balance of the respective indexes such as the capital ratio, allocation of dividends and earnings per share (EPS)).  In addition, the Parties believe that incorporating the Holding Company as a wholly-owned subsidiary of Resona Holdings, the capital contribution to the Holding Company to source the payment for the Kinki Osaka Share Transfer (as defined in (b) below, hereinafter the same) (the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through such capital contribution corresponds to around 16.8% of the number of the voting rights of all of the shareholders of the Holding Company after the Business Integration), implementation of  (i) the Tender Offers (the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through the Share Exchanges, in exchange for the shares of common stocks of Minato and Kansai Urban that Resona Holdings will acquire through the Tender Offers corresponds to around 8.6% of the number of the voting rights of all of the shareholders of the Holding Company after the Business Integration), (ii) the Share Transfer of the Preferred Stock (as defined (e) below, the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through the Share Exchanges, in exchange for the shares of the Preferred Stock that Resona Holdings will acquire through the Share Transfer of the Preferred Stock corresponds to around 25.6% of the number of the voting rights of all of the shareholders of the Holding Company after the Business Integration) and (iii) the Share Exchanges (as defined in (f) below, hereinafter the same) by Resona Holdings, in order for Resona Holdings to own approximately 51% of the voting rights of the Holding Company after the Business Integration, will contribute to the above-described perspectives, and reached a conclusion that it is best for the Business Integration to be realized by the above-described method.
The details of each above-described three phases from (i) to (iii) is as follows:

Phase 1

(a)	Resona Holdings will incorporate the Holding Company immediately after obtaining the requisite approval and permission. Subsequently, Resona Holdings will make the capital contribution of approximately 58.7 billion yen to the Holding Company for the payment for the Kinki Osaka Share Transfer (the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through such incorporation and capital contribution corresponds to around 16.8% of the voting rights of all of the shareholders of the Holding Company after the Business Integration), and Resona Bank will make the loan of 27.4 billion yen to the Holding Company.
(b)	Resona Holdings will transfer all the shares of Kinki Osaka owned by Resona Holdings to the Holding Company, in return for cash (the “Kinki Osaka Share Transfer”). For the summary of the main terms of the Kinki Osaka Share Transfer, please refer to (3) below.

Phase 2

(c)	After obtaining the approval of the Share Exchanges at Minato’s extraordinary meeting of shareholders and Kansai Urban’s extraordinary meeting of shareholders and general meetings of class shareholders, Resona Holdings will implement the tender offer, of which the offer price is 2,233 yen per share, up to 6,182,500 shares of common stock of Minato (corresponding to 15% of the number of the voting rights of all of the shareholders of Minato as of the end of June 2017) (the “Tender Offer for Minato Stock”) (the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through the Share Exchanges, in exchange for the shares of common stock of Minato that Resona Holdings will acquire through the Tender Offer for Minato Stock corresponds to around 3.9% of the number of the voting rights of all of the shareholders of the Holding Company after the Business Integration, and accumulated with (a) above, around 20.7%). For the summary of the main terms of the Tender Offer for Minato Stock, please refer to (3) below.
(d)	After obtaining the approval of the Share Exchanges at Minato’s extraordinary meeting of shareholders and Kansai Urban’s extraordinary meeting of shareholders and general meetings of class shareholders, Resona Holdings will implement the tender offer, of which the offer price is 1,503 yen per share, up to 11,029,200 shares of common stock of Kansai Urban (corresponding to 15% of the number of the voting rights of all of the shareholders of Kansai Urban as of the end of June 2017) (the “Tender Offer for Kansai Urban Stock” together with the Tender Offer for Minato Stock, the “Tender Offers”) (the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through the Share Exchanges, in exchange for the shares of common stock of Kansai Urban that Resona Holdings will acquire through the Tender Offer for Kansai Urban Stock corresponds to around 4.7% of the number of the voting rights of all of the shareholders of the Holding Company after the Business Integration, and accumulated with (a) and (c) above, around 25.4%). For the summary of the main terms of the Tender Offer for Kansai Urban Stock, please refer to (3) below. With respect to both the Tender Offer for Minato Stock and the Tender Offer for Kansai Urban Stock, SMBC is scheduled to tender all of the shares of common stocks that SMBC owns (including the shares of common stock of Minato that SMBC has contributed to the trust assets for the employee retirement benefit trust, for which SMBC has retained its right to give directions regarding conversion into cash or disposal subject to the consent of the trust manager, etc.) in the Tender Offers.
(e)	After completion of the settlement of the Tender Offers, Resona Holdings will purchase all of the shares of the Preferred Stock owned by SMBC at 74 billion yen (the “Share Transfer of the Preferred Stock,” and the number of the voting rights represented by the shares of the Holding Company that Resona Holdings will acquire through the Share Exchanges, in exchange for the shares of the Preferred Stock that Resona Holdings will acquire through the Share Transfer of the Preferred Stock corresponds to around 25.6% of the number of the voting rights of all of the shareholders of the Holding Company after the Business Integration, and accumulated with (a), (c) and (d) above, around 51%).

Phase 3

(f)	Minato, Kansai Urban and the Holding Company will implement share exchanges with (i) the Holding Company as the wholly-owning parent company and Minato as a wholly-owned subsidiary and (ii) the Holding Company as the wholly-owning parent company and Kansai Urban as the wholly-owned subsidiary, respectively (collectively, the “Share Exchanges”; and the taking effect of the Share Exchanges shall hereinafter be referred to as the “Closing”). For the summary of the main terms of the Business Integration, please refer to (3) below and for details on the Share Exchanges, please refer to III. below.
(g)	The shares of common stock of the Holding Company will be listed on the first section of the Tokyo Stock Exchange, Inc. (the “TSE”) pursuant to Article 208 of the Securities Listing Regulation stipulated by the TSE (such listing shall hereinafter be referred to as the “Technical Listing”).

Completion of the Business Integration
Through Phase 1 to Phase 3 above, upon the completion of the Business Integration, which is scheduled for April 1, 2018, the Holding Company will begin operations, with Minato, Kansai Urban and Kinki Osaka becoming its wholly-owned subsidiaries, as follows:

With respect to Kansai Urban and Kinki Osaka, we will optimize their business structures in order to maximize the effect of the Business Integration through the merger of the two banks (the “Merger between Kansai Urban and Kinki Osaka”) by April 2019.

(2)	Timetable for the Business Integration (Scheduled)

September 26, 2017 (Today)
Board resolution by Resona Holdings, SMBC, Minato, Kansai Urban and Kinki Osaka and determination of the executive officer of SMFG, regarding the execution of the Business Integration Agreement
Execution of the Business Integration Agreement

October 16, 2017 (Scheduled)
Public notice of the record date for the respective extraordinary meetings of shareholders of Minato and Kansai Urban, and for the respective general meetings of class shareholders of Kansai Urban, which classes consist of the Shareholders of Common Stock and the Shareholders of Preferred Stock, respectively

October 31, 2017 (Scheduled)
The record date for the respective extraordinary meetings of shareholders of Minato and Kansai Urban, and for the respective general meetings of class shareholders of Kansai Urban, which classes consist of the Shareholders of Common Stock and the Shareholders of Preferred Stock, respectively

Around November 2017 (Scheduled)	Incorporation of the Holding Company, and execution of the Share Exchange Agreement regarding the Share Exchanges

Around November-December 2017 (Scheduled)	Consummation of the Kinki Osaka Share Transfer
December 26, 2017 (Scheduled)
The respective extraordinary meetings of shareholders of the Holding Company, Minato and Kansai Urban, and the respective general meetings of class shareholders of Kansai Urban, which classes consist of the Shareholders of Common Stock and the Shareholders of Preferred Stock, respectively

December 27, 2017 (Scheduled)	Commencement date of the Tender Offer for Minato Stock and the Tender Offer for Kansai Urban Stock
February 14, 2018 (Scheduled)	Termination date of the Tender Offer for Minato Stock and the Tender Offer for Kansai Urban Stock
February 20, 2018 (Scheduled)	Consummation of the Share Transfer of the Preferred Stock,
March 28, 2018 (Scheduled)	Delisting of Minato’s shares of common stock and Kansai Urban’s shares of common stock
March 30, 2018 (Scheduled)	Effectuation of an amendment to the Articles of Incorporation of each of Minato and Kansai Urban regarding the deletion of the record date for voting rights
April 1, 2018 (Scheduled)	Effectuation of the Share Exchanges The Technical Listing of shares of common stock of the Holding Company
Around April 2019 (Scheduled)	The Merger between Kansai Urban and Kinki Osaka

In going forward with the procedures and discussions regarding the Business Integration hereafter, changes may occur to the schedules above due to the reporting to the relevant authorities, such as the Financial Services Agency, and the obtaining of the approval and permission, the progress of other various preparations for the Business Integration, or any other reason.

(3)	Summary of Main Terms of Business Integration
The main terms of the Business Integration are summarized as follows:

Terms of Share Exchanges	1.	The exchange ratio of the share exchange between the Holding Company and Minato 1:2.37
2.
The exchange ratio of the share exchange of common stock between the Holding Company and Kansai Urban shall be 1:1.60, and the exchange ratio of the share exchange of the Preferred Stock between the Holding Company and Kansai Urban shall be 1:1.30975768.

Terms of Tender Offers	1.	Terms of the Tender Offer for Minato Stock
		(i)	Subject of Tender Offer
Shares of common stock of Minato
		(ii)	Tender Offer Price
2,233 yen
		(iii)	Maximum Number of Shares of to be Purchased and Minimum Number of Shares of to be Purchased
The maximum number shall be 6,182,500 shares and the minimum number is not set.
		(iv)	Tender Offer Period
From December 27, 2017 to February 14, 2018 (30 Business Days)
		(v)	Commencement Date of Settlement

Without delay after the tender offer period ends.
(vi)
The number of shares to be tendered by SMBC(including the number of shares to be tendered by the trustee of the employee retirement benefit trust upon instruction by SMBC to tender shares, which is subject to the consent of the trust manager, etc.).

18,483,435 shares
	(vii)	Conditions for Withdrawal of Tender Offer
Resona Holdings may withdraw the Tender Offer in accordance with the method stipulated in the Financial Instruments and Exchange Act, if any event listed in the proviso of Article 27-11, Paragraph 1 of the Financial Instruments and Exchange Act and Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Items 3.10, and Article 14, Paragraph 2, Items 3 through 6 of the Financial Instruments and Exchange Act Enforcement Order, occurs.
Upon application of this paragraph, “the events equivalent to the events set forth in Items 3.1 through 3.9” under Article 14, Paragraph 1, Item 3.10 of the Financial Instruments and Exchange Act Enforcement Order, shall refer to termination of the Business Integration Agreement due to any event that occurred after the date on which public notice of the Tender Offer is given. Provided, these conditions for withdrawal of tender offer may be changed before the Tender Offer for Minato Stock begins.

2.	Terms of the Tender Offer for Kansai Urban Stock
	(i)	Subject of Tender Offer
Shares of common stock of Kansai Urban
	(ii)	Tender Offer Price
1,503 yen
	(iii)	Maximum Number of Shares of to be Purchased and Minimum Number of Shares of to be Purchased
The maximum number shall be 11,029,200 shares and the minimum number is not set.
	(iv)	Tender Offer Period
From December 27, 2017 to February 14, 2018 (30 Business Days)
	(v)	Commencement Date of Settlement
Without delay after the tender offer period ends.
	(vi)	The number of shares to be tendered by SMBC
36,109,772 shares
	(vii)	Conditions for Withdrawal of Tender Offer
Resona Holdings may withdraw the Tender Offer in accordance with the method stipulated in the Financial Instruments and Exchange Act, if any event listed in the proviso of Article 27-11, Paragraph 1 of the Financial Instruments and Exchange Act and Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Items 3.10, and Article 14, Paragraph 2, Items 3 through 6 of the Financial Instruments and Exchange Act Enforcement Order, occurs.
Upon application of this paragraph, “the events equivalent to the events set forth in Items 3.1 through 3.9” under

Article 14, Paragraph 1, Item 3.10 of the Financial Instruments and Exchange Act Enforcement Order, shall refer to termination of the Business Integration Agreement due to any event that occurred after the date on which public notice of the Tender Offer is given. Provided, these conditions for withdrawal of tender offer may be changed before the Tender Offer for Kansai Urban Stock begins.
Terms of Kinki Osaka Share Transfer	1.	Number of Kinki Osaka Shares to be Transferred
1,827,196,574 shares
	2.	Transfer Price of Kinki Osaka Shares
86,079,226,690 yen (47.11 yen per share)
	3.	Amount Financed by Capital or Debt of the Holding Company and Terms of Financing
(i) Amount Financed by Capital
(a) Number of Shares to be Tendered
62,278,950 shares
(b) Amount to be Paid
942.2 yen per share

* Taking into account the stock price level of the Holding Company after the Closing Date and the standard for an investment unit required by the stock exchange, the amount to be paid is set to be equivalent to 20 times the price per share of Kinki Osaka.

(c) Total Amount to be Paid
58,679,226,690 yen
(d) Capital Stock and Capital Reserves to be Increased
Capital stock: 29,339,613,345 yen (471.1 yen per share)
Capital reserves: 29,339,613,345 yen (471.1 yen per share)
* The Holding Company will conduct a decrease of the amount of capital reserves, and the amount of capital reserves after the decrease shall be 0 yen.
(ii) Amount Financed by Debt and Terms of Financing
(a) Lender
Resona Bank
(b) Amount to Be Financed
27,400,000,000 yen
(c) Other Terms
The same as those of an arm's length transaction of the same kind.
Terms of Share Transfer of the Preferred Stock	1.	Number of Shares of the Preferred Stock to Be Transferred
73,000,000 shares
	2.	Transfer Price of Shares of the Preferred Stock

74,000,000,000 yen (1,013.70 yen per share.  An amount equivalent to accrued dividends unpaid is not included in the relevant transfer price, and an amount equivalent to accrued dividends unpaid is not separately settled.)

Terms concerning Dividends of Surplus	Dividends of surplus for Minato, Kansai Urban and Kinki Osaka, of which record date is prior to the Closing.
	1.	Minato
(i) Record Date
March 31, 2018

	(ii)	Distribution Amount
Up to 2,052,000,000 yen in total.
2.	Kansai Urban
	(i)	Record Date
(a) Common Stock
March 31, 2018
(b) Preferred Stock
March 31, 2018
	(ii)	Distribution Amount
(a) Common Stock
Up to 2,940,000,000 yen in total.
(b) Preferred Stock
Up to 1,860,000,000 yen in total.
3.	Kinki Osaka
	(i)	Record Date
A date prior to the date preceding the implementation date of Kinki Osaka Share Transfer.
	(ii)	Distribution Amount
Up to 1,269,901,618 yen in total.

While the Business Integration constitutes a transaction, etc., with controlling shareholders for Minato and Kansai Urban, the both companies are respectively protecting its minority shareholders in accordance with the “Guidelines on the Minority Shareholder Protection Policy in Transactions, etc. with Controlling Shareholders” stipulated in the respective Corporate Governance Report.  For further details, see VIII. 4. and 5. below.

II.	Incorporation of Holding Company by Resona Holdings
1.	Summary of Holding Company

Corporate Name	Kansai Mirai Financial Group, Inc.
Location of Head Office	2-1, Bingomachi 2 chome, Chuo-ku, Osaka-shi
Representative	Tetsuya Kan
Description of Business
The purposes of the company shall be to engage in the following businesses as a bank holding company:
1. Management of the banking holding company group to which the company belongs and any business incidental or related thereto.
2. Any business that a banking holding company is permitted to conduct under the Banking Act, in addition to the businesses set forth in the foregoing item.

Number of Issued Shares	530,675 shares (scheduled)
Number of Total Issuable Shares	251,238,488 (scheduled)
Institutional Design	In addition to directors, a board of directors, and general shareholders’ meetings, an audit and supervisory committee and an accounting Auditor shall be established.
Capital Stock	250,000,993 yen (scheduled)
Capital Reserves	250,000,992 yen (scheduled)
Date of Incorporation	Around November, 2017 (Scheduled)
Major Shareholders and Shareholding Ratio	Resona Holdings, Inc. 100%
Relationship with Resona Holdings	Capital Relationship	A company fully contributed by Resona Holdings.
	Personnel Relationship	Three directors of Resona Holdings are scheduled to concurrently serve as the directors of the Holding Company.
	Transaction Relationship	N/A

2.	Expected Material Changes of the Status
After incorporation of the Holding Company, Resona Holdings is scheduled to implement underwriting of capital increase by the Holding Company, and to have Resona Bank provide loans to the Holding Company.  Further, the Kinki Osaka Share Transfer and reduction of the amount of capital reserves is scheduled.  With respect to the summary of the main terms regarding this point, please refer to I. 2. (3) above.

III.	Implementation of the Share Exchanges (Scheduled)
1.	Method of the Share Exchange
The Parties are planning to conduct the Share Exchanges with (i) the Holding Company as the wholly-owning parent company and Minato as a wholly-owned subsidiary and (ii) the Holding Company as the wholly-owning parent company and Kansai Urban as the wholly-owned subsidiary.  The Share Exchanges are planned to be implemented on April 1, 2018, as the effective date, upon approval of the Share Exchange Agreement relating to each of the Share Exchanges at (i) the respective extraordinary general meeting of shareholders of the Holding Company, Minato and Kansai Urban to be held on December 26, 2017, and (ii) the general meeting of class shareholders concerning common stock and the general meeting of class shareholders concerning the Preferred Stock, both scheduled to be held on December 26, 2017.

SMBC, in exercising all of its voting rights with respect to Minato common stock (equivalent to 45.09% of the total voting rights of all shareholders of Minato as of the end of March 2017) (including the Minato common stock that SMBC has contributed as trust assets to the employee retirement benefit trust, for which SMBC has retained its rights to give directions with respect to the voting rights) and Kansai Urban common stock (equivalent to 49.36% of the total voting rights of all shareholders of Kansai Urban as of the end of March 2017), has agreed to approve the proposal for the Share Exchange Agreement.

2.	Details of Allotment of Shares Upon the Share Exchanges
(1)	Details of allotment of shares upon the Share Exchange between the Holding Company and Minato

	Holding Company (wholly-owning parent company in the Share Exchange)	Minato (wholly-owned subsidiary in the Share Exchange)
Share exchange ratio for common stock	1 (Common Share)	2.37 (Common Share)

(Note 1)           Share allotment ratio
2.37 shares of common stock of the Holding Company will be allotted and delivered for each share of common stock of Minato.  If, during the period from the execution date of the Business Integration Agreement to the Closing Date, a situation arises that is reasonably determined to pose a risk of having a materially adverse effect on the financial condition, operating results, cash flow, business or rights and obligations of the Holding Company, Kinki Osaka, Kansai Urban or Minato, based on which a situation arises or is identified that will have a material adverse effect on the implementation of the Business Integration or the economic conditions for the Business Integration, or may otherwise make the achievement of the objectives of the Business Integration difficult, the share exchange ratio may be changed through consultations by the Parties and the Holding Company.
(Note 2)           Treatment of fractions that are less than one share
When the number of shares of common stock of the Holding Company to be delivered upon the Share Exchange includes fractions that are less than one share, such fractions shall be treated pursuant to Article 234 of the Companies Act.
(Note 3)	Number of shares to be newly issued and delivered by the Holding Company upon the Share Exchanges (Scheduled)
The Holding Company, upon the Share Exchanges, plans to newly issue, allot and deliver 310,458,808 shares of common stock.
The above number of such new shares that the Holding Company plans to deliver upon the Share Exchanges is calculated as the number of shares of common stock of the Holding Company that is to be newly issued upon the Share Exchanges based on (i) the total number of issued and outstanding shares of common stock of Minato as of August 4, 2017 (41,095,197 shares) stated in Minato’s 19th Business Period First Quarterly Report submitted on August 4, 2017 (the “First Quarterly Report”), (ii) the total number of issued and outstanding shares of common stock of Kansai Urban as of July 28, 2017 (73,791,891 shares) stated in Kansai Urban’s 155th Business Period First Quarterly Report submitted on July 28, 2017 (“Kansai Urban’s First Quarterly Report”), and (iii) the total number of issued and outstanding shares of preferred stock of Kansai Urban (73,000,000 shares).  However, Minato and Kansai Urban plan to cancel all of the treasury stock that they each hold (including shares acquired as a result of the purchase of shares in response to the dissenting shareholders’ share purchase demands made in connection with the Share Exchanges pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act) immediately prior to when the Holding Company acquires all of the issued shares of Minato and Kansai Urban.  Therefore, the number of shares of treasury stock (shares of common stock) held by Minato as of June 30, 2017 (57,282 shares) stated in the “Summary of Financial Statements for the First Quarter of the Fiscal Year Ending March 31, 2018 (Japan GAAP) (Consolidated)” submitted on July 28, 2017 (the “First Quarter Summary of Financial Statements”) and the number of treasury stock (shares of common stock) held by Kansai Urban as of June 30, 2017 (300,241 shares) stated in Kansai Urban’s “Summary of Financial Statements for the First Quarter of the Fiscal Year Ending March 31, 2018 (Japanese GAAP) (Consolidated)” submitted on July 28, 2017 are excluded from the number of the shares to which newly issued shares are to be delivered  upon the Share Exchanges in the above calculation.   The number of newly issued shares to be delivered by the Holding Company upon each Share Exchange may be adjusted if the number of shares of treasury stock held by Minato as of June 30, 2017 and Kansai Urban as of June 30, 2017 changes until immediately preceding the Share Exchanges for reasons such as the shareholders of Minato or Kansai Urban exercising their right to demand that their shares be purchased.  With respect to treasury stock, although it is stated above that Kansai Urban holds 300,241 shares, there are 100 additional shares under Kansai Urban’s name in the shareholders register that it actually does not own.
(Note 4)	Treatment of shares constituting less than one unit
Shareholders of Minato who are allotted shares of common stock of the Holding Company constituting less than one unit (less than 100 shares) upon the Share Exchange (“Shares Less Than One Unit”) may not sell such allotted shares on the TSE or any other financial instruments exchange.  Such shareholders may, pursuant to Article 192, Paragraph 1 of the Companies Act, demand the Holding Company to purchase Shares Less Than One Unit that they hold.  Alternatively, such shareholders may, pursuant to Article 194, Paragraph 1 of the Companies Act and the articles of incorporation, demand that the Holding Company to sell to them such a number of shares that would, together with the number of Shares Less Than One Unit that they hold, constitute one unit.

(2)	Details of allotment of shares upon the Share Exchange between Holding Company and Kansai Urban

	Holding Company (wholly-owning parent company in the Share Exchange)	Kansai Urban (wholly-owned subsidiary in the Share Exchange)
Share exchange ratio for common stock	1 (Common stock)	1.60 (Common stock)
Share exchange ratio for Preferred Stock	1 (Common stock)	1.30975768 (Preferred Stock)

(Note 1）	Share allotment ratio
1.60 shares of common stock of the Holding Company will be allotted and delivered for each share of common stock of Kansai Urban.  If, during the period from the execution date of the Business Integration Agreement to the Closing Date, a situation arises that is reasonably determined to pose a risk of having a materially adverse effect on the financial condition, operating results, cash flow, business or rights and obligations of the Holding Company, Kinki Osaka, Kansai Urban or Minato, based on which a situation arises or is identified that will have a material adverse effect on the implementation of the Business Integration or the economic conditions for the Business Integration, or may otherwise make the achievement of the objectives of the Business Integration difficult, the share exchange ratio may be changed through consultations by the Parties and the Holding Company.
1.30975768 shares of common stock of Holding Company will be allotted and delivered for each share of the Preferred Stock.
(Note 2)	Treatment of fractions that are less than one share
When the number of shares of common stock of the Holding Company to be delivered upon the Share Exchange includes fractions that are less than one share, such fractions shall be treated pursuant to Article 234 of the Companies Act.
(Note 3)	Number of shares to be delivered by the Holding Company upon the Share Exchanges
Please refer to the (Note 3) to (1) above.
(Note 4)	Treatment of shares constituting less than one unit
Shareholders of Kansai Urban who are allotted Shares Less Than One Unit upon the Share Exchange may not sell such allotted shares on the TSE or any other financial instruments exchange.  Such shareholders may, pursuant to Article 192, Paragraph 1 of the Companies Act, demand the Holding Company to purchase Shares Less Than One Unit that they hold.  Alternatively, such shareholders may, pursuant to Article 194, Paragraph 1 of the Companies Act and the articles of incorporation, demand that the Holding Company sell to them such a number of shares that would, together with the number of Shares Less Than One Unit that they hold, constitute one unit.

3.	Treatment of Share Options and Bonds with Share Options of Wholly-owned Subsidiary in the Share Exchanges
Taking into account that each share option issued by Minato is a stock compensation-type share option with an exercise price of 1 yen per share, the Holding Company, upon the Share Exchange, plans to allocate one share option of the Holding Company for each share option of Minato to those who hold the share options immediately preceding the effectuation of the Share Exchange.  The number of shares to be issued upon exercise of the share options of the Holding Company is adjusted by the exchange ratio of the shares of common stock between the Holding Company and Minato in the Share Exchange.

Taking into account that each share option issued by Kansai Urban is a normal-type share option with an exercise price that exceeds the market price of one share of Kansai Urban common stock at the time such share option was issued, Kansai Urban plans to acquire without consideration all of the share options that it has issued and to cancel them by no later than the day immediately preceding the Closing Date.

Minato and Kansai Urban have not issued bonds with share options.

4.	Grounds for the Allotment related to the Share Exchanges
(1)	Grounds and Reasons for the Allotment related to the Share Exchanges and other Financial Terms Concerning the Business Integration
As stated in “I. 1. (1) Details of the Business Integration,” as a result of earnest and repeated discussions and negotiations, the Parties have determined that the Integrating Parties are able to realize improvement of the corporate value more than when each Integrating Party solely exists as separate entities, by implementing the Business Integration where the Integrating Parties gather together under the Holding Company and therefore reached the conclusion that the Business Integration is the best option.

In order to ensure the fairness and appropriateness of the determination of the share exchange ratio (the “Share Exchange Ratios”) stated in “2. Details of Allotment of Shares Upon the Share Exchanges” above, as stated in (2) (a) “Outline of Calculation” and (4) “Measures to Ensure Fairness of the Business Integration and to Avoid Conflicts of Interest” below, Resona Holdings selected Merrill Lynch Japan Securities (as defined in (2) (a) below), Minato selected EYTAS (as defined in (2) (a) below), and Kansai Urban selected PwC (as defined in (2) (a) below), respectively, as third-party appraisers for calculation of the Aggregated Consideration (as defined in (2) (a) below) or the share exchange ratio, and requested that they analyze and calculate the economic conditions.  The Parties carefully and repeatedly discussed and negotiated the share exchange ratio by comprehensively taking into consideration various factors, including the financial conditions, asset conditions and future prospects, etc. of each of the Integrating Parties, and by Resona Holdings’ examining the terms and conditions of the sequence of the Business Integrations as a whole, by reference to the results of the analysis and calculation by such third-party appraisers, and reached the conclusion that the Share Exchange Ratios stated above are appropriate.  Therefore, the Parties determined and agreed today on the share exchange ratio in the Share Exchanges.

With respect to the stock transfer price of the Preferred Stock, as a result of earnest and repeated discussions and negotiations, taking into consideration the shareholders of Minato and Kansai Urban, Resona Holdings and SMBC reached a conclusion that an appropriate transfer price of Preferred Stock per share of Kansai Urban common stock, when all of the shares of the Preferred Stock are exchanged to Kansai Urban common stock and Kansai Urban common stock is issued, in accordance with the terms and conditions of the issuance, shall be at a lower level than the value of one share of Kansai Urban common stock constituting the basis of the tender offer price in the Tender Offer for Kansai Urban Stock, or the value of one share of Kansai Urban common stock constituting the basis of the exchange ratio in the Share Exchanges.  The stock transfer price of the Preferred Stock was determined and an agreement was reached by Resona Holdings and SMBC today.

With respect to the grounds and reasons for each tender offer price in the Tender Offers, please refer to the “Announcement Concerning Commencement of Tender Offer for Shares of Common Stock of Kansai Urban Banking Corporation (Stock Code: 8545)” and “Announcement Concerning Commencement of Tender Offer for Shares of Common Stock of The Minato Bank, Ltd. (Stock Code: 8543)” issued by Resona Holdings as of today, “Announcement Concerning Opinion on Tender Offer (Scheduled) by Resona Holdings, Inc. with respect to Shares of Common Stock of the Company” issued by Minato as of today, and “Announcement Concerning Opinion on Tender Offer (Scheduled) by Resona Holdings, Inc. with respect to Shares of Common Stock of Kansai Urban Banking Corporation” issued by

Kansai Urban as of today.  The tender offer price of one share of Minato common stock in the Tender Offer, and the tender offer price of one share of Kansai Urban common stock in the Tender Offer, will be at a similar level to the value of one share of Minato common stock constituting the basis of the exchange ratio in the Share Exchanges, or the value of one share of Kansai Urban common stock constituting the basis of the exchange ratio in the Share Exchanges, respectively.

(2)	Matters Concerning Calculation
(a)	Outline of Calculation
As described in “(4) Measures to Ensure Fairness of the Business Integration and to Avoid Conflicts of Interest” below, Minato appointed Ernst & Young Transaction Advisory Services Co., Ltd. (“EYTAS”) as an independent third-party financial advisor for the analysis of the Share Exchange Ratios regarding common stock of Minato and TMI Associates as the legal advisor in order to ensure the fairness to Minato’s shareholder from a financial point of view and for deliberation purposes with respect to the transaction. After careful discussions and negotiations with Resona Holdings, with reference to the financial analysis report and the fairness opinion dated September 26, 2017 prepared by EYTAS and the legal advice provided by TMI Associates, Minato concluded that it is appropriate to implement a Share Exchange based on the Share Exchange Ratios regarding common stock of Minato indicated in “2. (1) Details of Allotment of Shares Upon Share Exchange” above.

As part of its analysis of the Share Exchange Ratios regarding common stock of Minato, EYTAS conducted a historical share price analysis, a comparable companies analysis, and a dividend discount model (“DDM”) analysis for Minato’s shares. In addition, EYTAS conducted a comparable companies analysis and DDM of the Holding Company’s shares, which was analyzed based on Kinki Osaka’s share price as the Holding Company will acquire Kinki Osaka’s shares as part of the business integration prior to the Share Exchange taken place. The result of each analysis is indicated below.  The respective ranges for the Share Exchange Ratios regarding commons stock of Minato represent the number of common shares of the Holding Company to be allotted for one common share of Minato.
Holding Company Analysis	Minato Analysis	Range of Share Exchange Ratio
Comparable Companies Analysis	Historical Share Price Analysis	2.03～3.44
Comparable Companies Analysis	Comparable Companies Analysis	2.00～3.52
DDM Analysis	DDM Analysis	2.04～2.80

For the calculation of the share price per common share of Minato, EYTAS applied a historical share price analysis, a comparable companies analysis, and a DDM analysis.
In the historical share price analysis, EYTAS used September 22, 2017 as the Reference Date, and used the closing price of Minato’s shares listed on the First Section of the Tokyo Stock Exchange, as well as the 1 week, 1 month and 3 months trailing average closing prices as of the Reference Date.
For the comparable companies analysis, EYTAS conducted the calculations based on the simple average closing prices of the selected companies for the past 1 month.
In the DDM analysis, EYTAS used the financial forecast from FY2017 through FY2022, provided by Minato, to conduct the calculation of the share value using the cost of capital to discount the future cash flows attributable to the shareholders to present value, after taking into account internal reserves and other factors necessary to maintain certain capital structure.

For the calculation of the share price per common share of The Holding Company, EYTAS conducted a comparable companies analysis and DDM analysis.
For the comparable companies analysis, EYTAS conducted the calculations based on the simple average closing prices of the selected companies for the past 1 month.
In the DDM analysis, EYTAS used the financial forecast from FY2017 through FY2022, provided by Kinki Osaka, to conduct the calculation of the share value using the cost of capital to discount the future cash flows attributable to the shareholders to present value, after taking into account internal reserves and other factors necessary to maintain certain capital structure.
The financial forecast applied in the DDM analysis of Minato did not anticipate a significant increase or decrease in profit. However, the financial forecast utilized in the DMM analysis of Kinki Osaka anticipates a significant decrease in profit in FY2017 due to non-recurring gains (from the disposals of fix assets and reversals of credit related expenses) recorded in FY2016.

The share exchange ratio is calculated based on the result of each analysis described above.

In order to ensure the fairness of the Share Exchange Ratios regarding common stock of Kansai Urban stated in “2 (2) Details of allotment of shares upon the Share Exchange between Holding Company and Kansai Urban” above which is used in the Share Exchanges, Kansai Urban retained PwC Advisory LLC (“PwC”), as an independent third-party financial advisor, to analyze the share exchange ratio of the common stock of the Holding Company and those of Kansai Urban.  Kansai Urban obtained the share exchange ratio analysis report and an opinion on the fairness of the Share Exchange Ratios regarding common stock of Kansai Urban (“PwC’s Fairness Opinion”) dated September 25, 2017 from PwC.
PwC considered appropriate methodologies, from various share valuation methodologies, to calculate the share value of the Holding Company and Kansai Urban.  PwC used a market price analysis to assess the value of the common stock of Kansai Urban, as the common stock of Kansai Urban is listed on the First Section of the TSE and, therefore, has an observable market price.  PwC used a comparable company analysis to assess the value of the common stock of both the Holding Company and Kansai Urban, as there are multiple listed companies that are comparable to each bank and it was possible to draw analogies with the market valuations of comparable companies.  Further, in order to reflect future business activities, PwC undertook a dividend discount model (“DDM”) analysis for both banks, which is widely used for the analysis of financial institutions.  In analyzing the value of common stock of the Holding Company, PwC referenced the value of common stock of Kinki Osaka, assuming that the shares of Kinki Osaka will be transferred to the Holding Company prior to the Share Exchanges in connection with the aforementioned Business Integration.
The ranges of the share exchange ratio analyzed based on each of the aforementioned methodologies are indicated below.
The respective ranges for the share exchange ratio represent the number of common stock of the Holding Company to be allocated for one common stock of Kansai Urban.
Applied Valuation Methodology		Range of Share Exchange Ratio
Holding Company	Kansai Urban
Comparable Company Analysis	Market Price Analysis	1.30-1.73
Comparable Company Analysis	Comparable Company Analysis	1.36-1.83
DDM Analysis	DDM Analysis	1.35-1.95

In the market price analysis, September 22, 2017 was set as the reference date (“Reference Date”) and PwC referred to the closing price of the common stock of Kansai Urban on the First Section of the TSE on the Reference Date as well as the simple average closing price and volume weighted average price of such common stock for the one-month period, three-month period and six-month period prior to the Reference Date.
In the comparable company analysis, the share value of the Holding Company and Kansai Urban were analyzed by referring to the market price of the shares and key financial indicators of listed comparable companies.
In the DDM analysis, PwC analyzed the value attributable to the holders of the common stock of Kansai Urban and the Holding Company based on the present value of the future cash flows after taking into account internal reserves and other factors necessary to maintain a certain capital structure, based on the business projections provided by each bank.
The financial forecasts for Kansai Urban that were used as the basis for the DDM analysis do not anticipate a significant increase or decrease in profit.  The financial forecasts for the Holding Company that were used as the basis for the DDM analysis anticipate a significant decrease in profit in the fiscal year ending March 31, 2018 due to non-recurring factors such as reversal of a reserve for possible loan losses, gains on disposal of fixed assets and others, accounted for in the previous fiscal year.
Kansai Urban has received PwC’s Fairness Opinion, being an opinion that the share exchange ratio for the Share Exchanges is fair from a financial point of view to the holders of the common stock of Kansai Urban.

In acquiring approximately 51% of the common stock (the “Subject Stock of the Holding Company”) of the Holding Company, which is expected to hold 100% of the common stock of Kinki Osaka, Minato and Kansai Urban, through the Business Integration described above, Resona Holdings is examining the Aggregate Consideration (as defined below) in its entirety that will be paid or contributed by Resona Holdings through the Business Integration.  In connection with such examination, Resona Holdings requested Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch Japan Securities”), the financial advisor of Resona Holdings and Kinki Osaka, which is independent from Resona Holdings, Kinki Osaka, Minato, Kansai Urban, SMFG and SMBC, to conduct an analysis of the Aggregate Consideration.  Since Resona Holdings is examining the Business Integration in its entirety from the viewpoint of the Aggregate Consideration, it did not obtain any valuation reports or other similar documents from a third party appraiser, including Merrill Lynch Japan Securities, in determining the exchange ratios in the Share Exchanges.
The Aggregate Consideration to be paid or contributed by Resona Holdings in acquiring the Subject Stock of the Holding Company is the aggregate value of: (i) the price to be paid as consideration for the Tender Offer for Minato Stock, (ii) the price to be paid as consideration for the Tender Offer for Kansai Urban Stock, (iii) the price to be paid as consideration for 100% of the total issued and outstanding shares of the Preferred Stock (excluding the estimated amount of dividend for the Preferred Stock payable as of March 31, 2018 to be received by Resona Holdings), and (iv) the value of 100% of the total issued and outstanding shares of common stock of Kinki Osaka (same as “Kinki Osaka’s Stand-alone Basis 100% Equity Value” as defined below) less an amount equal to a loan from Resona Bank to the Holding Company.

In conducting the above analysis, Merrill Lynch Japan Securities reviewed various valuation methods and selected the comparable company analysis and the dividend discount model analysis (the “DDM Analysis”), which is commonly used in valuation of financial institutions, as the main valuation methods.  Using these methods, Merrill Lynch Japan Securities conducted a valuation of the following as detailed below under the preconditions described below and Attachment 1 as well as certain other conditions: (a) 100% of the equity value of Kinki Osaka (“Kinki Osaka’s Stand-alone Basis 100% Equity Value”) based on stand-alone basis financial forecasts provided by Resona Holdings that do not include synergies, (b) 100% of the equity value of Minato based on its financial forecasts provided by Resona Holdings that includes synergies through the Business Integration (“Minato’s Synergies-inclusive 100% Equity Value”), (c) 100% of the equity value of Kansai Urban based on its financial forecasts provided by Resona Holdings that includes synergies through the Business Integration ( “Kansai Urban’s Synergies-inclusive 100% Equity Value”), and (d) the value of other synergies (including synergies attributable to Resona Holdings that are expected to arise in Kinki Osaka through the implementation of the Business Integration) that are expected to be realized through the implementation of the Business Integration, which are not reflected in the above financial forecasts of Minato and Kansai Urban provided by Resona Holdings (such other synergies, the “Other Synergies,” and the value of the Other Synergies, collectively the “Value of the Other Synergies”).  Merrill Lynch Japan Securities submitted to Resona Holdings a stock valuation report (the “Stock Valuation Report”) concerning the analysis of such equity value and other value on September 26, 2017.  In conducting such analysis, Merrill Lynch Japan Securities has assumed, at the direction of Resona Holdings, that: the number of shares to be tendered in the Tender Offer for Minato Stock and the Tender Offer for Kansai Urban Stock, respectively, will exceed the maximum number of shares intended to be purchased and Resona Holdings will acquire the maximum number of shares of the common stock of each Target intended to be purchased; all of the Preferred Stock will be purchased by Resona Holdings as described above and exchanged with 95,612,310 shares of the common stock of the Holding Company through the Share Exchanges; and otherwise the transactions set forth in Section I.2 will be carried out as planned.  In the aforementioned financial forecasts of Kansai Urban and Kinki Osaka that were used as a basis for the DDM Analysis by Merrill Lynch Japan Securities, a substantial increase in net income is anticipated during the fiscal year ending March 31, 2021 for Kansai Urban, and a substantial decrease in net income is anticipated during the fiscal year ending March 31, 2018 for Kinki Osaka. The anticipated increase in profit at Kansai Urban is mostly resulting from a reduction in costs related to the Business Integration, and the anticipated decrease in profit at Kinki Osaka is mostly resulting from one-time profits, including a reversal of a reserve for possible loan losses, gains on disposal of fixed assets and others, being recorded during the fiscal year ended March 31, 2017. On the other hand, neither a significant increase nor decrease in profit is projected in the aforementioned financial forecasts of Minato.  As of September 26, 2017, Resona Holdings obtained an opinion (a fairness opinion) of Merrill Lynch Japan Securities stating that the Aggregate Consideration is fair to Resona Holdings from a financial point of view under the preconditions described above and in Attachment 1 as well as certain other conditions.  However, as described above, since Resona Holdings is examining the Business Integration in its entirety from the viewpoint of the Aggregate Consideration, it did not obtain an opinion (a fairness opinion) regarding the fairness of the Share Exchange Ratios.
The ranges of Kinki Osaka’s Stand-alone Basis 100% Equity Value, Minato’s Synergies-inclusive 100% Equity Value, Kansai Urban’s Synergies-inclusive 100% Equity Value, and the Value of the Other Synergies analyzed based on the aforementioned methods are as below.
Kinki Osaka’s Stand-alone Basis 100% Equity Value
Comparable company analysis	41.4 billion yen ~ 93.5 billion yen
DDM Analysis	113.0 billion yen ~ 157.5 billion yen

Minato’s Synergies-inclusive 100% Equity Value (includes present value of synergies for both valuation methods)
Comparable company analysis	70.6 billion yen ~ 102.6 billion yen
DDM Analysis	86.9 billion yen ~ 130.1 billion yen

Kansai Urban’s Synergies-inclusive 100% Equity Value (includes present value of synergies for both valuation methods)
Comparable company analysis	123.8 billion yen ~ 208.4 billion yen
DDM Analysis	113.1 billion yen ~ 168.1 billion yen

Value of the Other Synergies:	31.8 billion yen ~ 35.8 billion yen

In the comparable company analysis, the equity values of Kinki Osaka, Minato and Kansai Urban were evaluated through a comparison with market share prices and financial indices indicating profitability, etc. of several listed companies engaging in relatively similar, albeit not completely identical, businesses to those of Kinki Osaka, Minato and Kansai Urban, for the purpose of analysis.
In the DDM Analysis, the equity values, etc. of Kinki Osaka, Minato and Kansai Urban were evaluated, in order to reflect the status of the future business activities in the evaluation, by discounting to the present value using capital cost, the future cash flows for the periods from the fiscal year ending March 31, 2019 onward that belong to shareholders, after taking into account necessary internal reserves, etc. to maintain a certain capital structure, or that are expected to be generated at Resona Holdings through the implementation of the Business Integration, based on the financial forecasts of Kinki Osaka, Minato and Kansai Urban for the periods from the year ending March 31, 2018 onward (for Minato and Kansai Urban, including synergies that are expected to be obtained through the implementation of the Business Integration) and forecasts of the Other Synergies that were determined to be reasonable by Resona Holdings and provided to Merrill Lynch Japan Securities, under the preconditions described in Attachment 1 and certain other conditions.
Resona Holdings examined the conditions of the Business Integration such as the tender offer prices in the Tender Offer for Minato Stock and the Tender Offer for Kansai Urban Stock, the Share Exchange Ratios and the consideration for the Share Transfer of the Preferred Stock in their entirety by reference to the content and results of analysis of the Stock Valuation Report, and finally determined at its board of directors’ meeting held on September 26, 2017, as a result of discussions and negotiations with Minato, Kansai Urban and SMFG after comprehensively considering various factors including the strategic rationale of the Business Integration and changes in market stock prices of Minato and Kansai Urban, the number of shares of common stock of the Holding Company to be allocated to one share of the common stock of Minato and Kansai Urban are to be 2.37 shares and 1.60 shares, respectively.
(3)	Treatment of Application for Listing of the Holding Company, etc.
Shares of common stock of the Holding Company to be incorporated by Resona Holdings are to be applied for the Technical Listing on the first section of the TSE. The scheduled listing date is April 1, 2018.
As Minato and Kansai Urban will be wholly-owned subsidiaries of the Holding Company as a result of the Share Exchanges, prior to the listing of the shares of the Holding Company, shares of Minato and Kansai Urban will be delisted from the Tokyo Stock Exchange as of March 28, 2018.  The date of delisting will be determined in accordance with the regulations of the TSE.

(4)	Measures to Ensure Fairness of the Business Integration and to Avoid Conflicts of Interest
Taking into account the facts that SMBC, a parent company of Minato, agreed to tender all of the 18,483,435 shares of Minato held by it (ownership percentage(*): 44.84%) to the Tender Offer for Minato Stock, and that SMFG and SMBC are parties to the Business Integration Agreement, Minato has taken the following measures in order to ensure fairness of the Business Integration (including the Share Exchanges), as well as the Tender Offer for Minato Stock, and to avoid conflicts of interest.

(*)	Ownership percentage means the percentage (rounded to two decimal places) of shares owned by the relevant party in relation to the total number of shares that can be obtained by adding (i) the total number of issued and outstanding shares of common stock of Minato as of August 4, 2017 (41,095,197 shares), as stated in Minato’s First Quarterly Report to (ii) the total number of shares of common stock of Minato 178,600 to be issued through exercise of (a) 1,467 share options as of May 31, 2017, as stated in Minato’s 18th Business Period Annual Securities Report filed by Minato on June 29, 2017 and (b) 319 share options issued as of July 21, 2017, and deducting therefrom (iii) the number of treasury stock among the common stock of Minato held by Minato as of June 30, 2017, as stated in the Financial Results for the First Quarter (57,282 shares) (i.e., 41,216,515 shares in total); hereinafter the same with respect to the ratio of shareholding.

(a)	Procurement by Minato of a Valuation Report on the Share Exchange Ratio, and opinions from an Independent Third-Party Appraiser

As stated in III. 4. (1) above, in order to help ensure the fairness of the Share Exchanges, Minato appointed EYTAS as an independent third-party appraiser, and obtained from EYTAS a valuation report of the share exchange ratio that will be the basis of an agreement on the share exchange ratio at the Share Exchanges.  Minato negotiated and discussed with other parties by referring to the analysis and opinion of EYTAS, and resolved at its board of directors meeting held today that the Business Integration, including the Share Exchanges at the agreed share exchange ratio stated in III. 2. “Details of Allotment of Shares Upon the Share Exchanges” above, will be implemented.
Minato has obtained from EYTAS an opinion as of September 26, 2017 regarding the appropriateness of the Share Exchange Ratios for the shareholders of common stock of Minato, other than Resona Holdings, SMFG, SMBC, Kansai Urban and Kinki Osaka, from a financial perspective, based on the factors and assumptions stated in such opinion of EYTAS (a fairness opinion).  For assumptions and disclaimers, etc. regarding the fairness opinion of EYTAS, see Attachment 2.

(b)	Appointment by Minato of Independent Financial Advisors
In addition to EYTAS, the independent third-party appraiser mentioned in (a) above from which Minato requested the calculation of the share exchange ratio, Minato has appointed Nomura Securities Co., Ltd. (“Nomura”) as independent financial advisors, in order to receive advice regarding consideration on the Business Integration and other support for the realization of the Business Integration.  Minato has not obtained a valuation report of the share exchange ratio and a fairness opinion from Nomura.

(c)	Advice to Minato from an Independent Law Firm
In order to ensure the fairness and appropriateness of the decision-making by the board of directors, Minato has obtained from TMI Associates, as its legal advisor independent from other parties, legal advice in relation to the methods and procedures concerning the decision-making by Minato and other procedures related to the Business Integration.

(d)	Approval of All Disinterested Directors of Minato and Non-dissenting Opinions of All Disinterested Corporate auditors
In light of the statements of the valuation report in respect of the share exchange ratio, fairness opinion obtained from EYTAS, and the legal advice received from TMI Associates, Minato carefully examined various conditions regarding the Business Integration.  As a result of such examination, Minato determined that the Business Integration will help enhance the mid- to long-term corporate value of Minato and thus, at the meeting of its board of directors held today, Minato resolved to execute the Business Integration Agreement.  The aforementioned resolution of the board of directors was passed unanimously at the meeting where all eight (8) directors of Minato, all of which are non-interested parties, attended.  In addition, all five (5) corporate auditors, all of which are non-interested parties, attended the meeting of the board of directors and expressed their opinion that they had no objection to the aforementioned resolution.

(e)	Measures to Ensure Acquisition Opportunities, etc. for Other Investors
Minato has not entered into any agreement that may restrict Minato from contacting competing potential tender offerors, including an agreement providing a transaction protection clause that may prohibit Minato from contacting competing potential tender offerors.  Accordingly, through securing opportunities for competing potential tender offerors to make acquisitions, the fairness of the Business Integration is considered to be assured.

Taking into account the facts that SMBC, a parent company of Kansai Urban, agreed to tender all of the 36,109,772 shares of Kansai Urban held by it (ownership percentage(*): 49.11%) to the Tender Offer for Minato Stock, and that SMFG and SMBC are parties to the Business Integration Agreement, Kansai Urban has taken the following measures in order to ensure fairness of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges, and to avoid conflicts of interest.

(*)	Ownership percentage means the percentage (rounded to two decimal places) of shares owned by the relevant party in relation to the total number of shares that can be obtained by adding (i) the total number of issued and outstanding shares of Kansai Urban common stock as of July 28, 2017 (73,791,891 shares) stated in Kansai Urban’s 155th Business Period First Quarterly Report filed on July 28, 2017 to (ii) the total number of shares of common stock of Kansai Urban (36,300) to be issued through exercise of (363) shares options obtained by subtracting (a) (96) share options that were cancelled upon expiry of the exercise period from (b) 459 share options as of May 31, 2017, as stated in the Kansai Urban’s 154th Business Period Annual Securities Report filed by Kansai Urban on June 29, 2017, and deducting therefrom (iii) the number of treasury stock (shares of common stock) held by Kansai Urban as of June 30, 2017 (300,241 shares) stated in Kansai Urban’s “Summary of Financial Statements for the First Quarter of the Fiscal Year Ending March 31, 2018 (Japan GAAP) (Consolidated)” filed on July 28, 2017 (i.e., 73,527,950 shares in total); hereinafter the same with respect to the ratio of shareholding. With respect to treasury stock, although it is stated above that Kansai Urban holds 300,241 shares, there are 100 shares under Kansai Urban’s name in the shareholders register that it actually does not own.

(a)	Procurement by Kansai Urban of a Valuation Report on the Share Exchange Ratio, etc. from an Independent Third-Party Advisor

As stated in (1) above, in order to help ensure the fairness of the Share Exchange, Kansai Urban appointed PwC as a third-party financial advisor, and obtained from PwC a valuation report of the Share Exchange Ratio that was used as a reference in connection with the agreement on the Share Exchange Ratio at the Share Exchange.  Kansai Urban negotiated and discussed with other parties by referring to the analysis and opinion of PwC as a third-party advisor, and resolved at its board of directors meeting held today that the Share Exchange will be conducted at the agreed share exchange ratio stated in 2. “Details of Allotment of Shares Upon the Share Exchanges” above.
Kansai Urban has obtained from PwC an opinion as of September 25, 2017 regarding the fairness of the Share Exchange Ratio at the Share Exchange from a financial point of view to the holders of the common stock of Kansai Urban.  For critical assumptions regarding the fairness opinion of PwC, see Attachment 3.

(b)	Advice to Kansai Urban and Written Reports from an Independent Law Firm
In order to ensure the fairness and appropriateness of the decision-making by the board of directors, Kansai Urban has obtained from Kitahama Partners, as its legal advisor independent from other parties, legal advice in relation to the methods and procedures concerning the decision-making by Kansai Urban and other procedures related to the Share Exchanges.

With respect to the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges, for the purpose of avoiding conflicts of interest with Resona Holdings as well as avoiding arbitrariness in the decision making process and ensuring the fairness, transparency, and objectiveness of the decision making process of Kansai Urban and in order to prevent the above-mentioned transactions included in the Business Integration from being conducted under conditions that are disadvantageous to the minority shareholders of Kansai Urban, Kansai Urban consulted with Masafumi Kodama, Esq. and Toru Watanabe, Esq. of Kitahama Partners as well as Akifumi Taniguchi, Esq. of Kitahama Partners (Tokyo Office) regarding the matters (the “Matters of Inquiry”) relating to: (i) whether the purpose of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges is deemed to be reasonable (including whether it will help enhance the corporate value of Kansai Urban); (ii) whether the terms and conditions for the Business Integration including the Tender Offer Price applicable to the Tender Offer for Kansai Urban Stock and the share exchange ratio of the shares of common stock of Kansai Urban applicable in the Share Exchanges, are deemed to be appropriate; (iii) whether the procedures of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges are deemed to be fair; and (iv) from the perspectives of (i) through (iii) above, whether the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges is deemed to be disadvantageous to the minority shareholders of Kansai Urban.
In the course of such attorneys’ consideration of the Matters of Inquiry, they had (i) received the disclosed materials and explanations by a person in charge at Kansai Urban regarding the objectives, background, terms, and decision-making process, etc., of the Business Integration, and (ii) received explanations from PwC regarding the contents of PwC’s advice provided to Kansai Urban regarding the tender offer price and exchange ratio and the contents, etc., of the share valuation report, share exchange ratio valuation report and fairness opinion, which were issued by PwC, and (iii) made inquiries to, and received answers from, the relevant person in charge at Kansai Urban and PwC.  Based on the above details and based on the respective investigations, the questions and answers, and the results of consideration, and in consequence of deliberate consultation and consideration regarding the Matters of Inquiry, such attorneys have submitted a written report regarding the following matters (the “Written Report”) to the board of directors of Kansai Urban as of today:

(i) The Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges will help enhance the corporate value of Kansai Urban, and therefore, the purpose of the Business Integration is reasonable;
(ii) The tender offer price applicable to the Tender Offer for Kansai Urban Stock and the terms and conditions for the Business Integration (including the share exchange ratio) are considered to be appropriate;
(iii) The procedures for determination of the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges are considered to be fair, and consideration to the interests of shareholders of Kansai Urban has been given; and
(iv) From the perspectives of (i) through (iii) above, the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges are not deemed to be particularly disadvantageous to the minority shareholders of Kansai Urban.
For details of the Written Report, please refer to the release “Announcement Concerning Opinion on Tender Offer (Scheduled) by Resona Holdings, Inc. with respect to Shares of Common Stock of Kansai Urban Banking Corporation” issued by Kansai Urban as of today.

(c)	Approval of All Disinterested Directors of Kansai Urban and Non-dissenting Opinions of All Disinterested Corporate Auditors
In light of the statements of the share valuation report, valuation report in respect of the share exchange ratio and fairness opinion obtained from PwC and the legal advice received from Kitahama Partners, Kansai Urban carefully discussed and examined the Business Integration.  As a result of such examination, Kansai Urban determined that the Business Integration will help enhance the mid- to long-term corporate value of Kansai Urban and thus, at the meeting of its board of directors held on this day, Kansai Urban resolved to execute the Business Integration Agreement.  The aforementioned resolution of the board of directors was passed unanimously at the meeting where all ten (10) directors of Kansai Urban, all of which are non-interested parties, attended.  In addition, all five (5) corporate auditors, all of which are non-interested parties, attended the meeting of the board of directors and expressed their opinion that they had no objection to the aforementioned resolution.

(d)	Measures to Ensure Acquisition Opportunities, etc. for Other Investors
Kansai Urban has not entered into any agreement that may restrict Kansai Urban from contacting competing potential tender offerors, including an agreement providing a transaction protection clause that may prohibit Kansai Urban from contacting competing potential tender offerors.  Accordingly, through securing opportunities for competing potential tender offerors to make acquisitions, the fairness of the Business Integration is deemed to be assured.

IV.	Summary of the Parties to the Business Integration
1.	Summary of Corporate Information (as of March 31, 2017)

	Minato	Kansai Urban	Kinki Osaka
Corporate Name	The Minato Bank, Ltd.	Kansai Urban Banking Corporation	The Kinki Osaka Bank, Ltd.
Date of Incorporation	September 6, 1949	July 1, 1922	November 24, 1950
Location of Head Office	2-1-1, Sannomiyacho, Chuo-ku, Kobe-shi, Hyogo	1-2-4, Nishi-Shinsaibashi, Chuo-ku, Osaka-shi, Osaka	2-2-1, Bingomachi, Chuo-ku. Osaka-shi, Osaka
Representative	Hiroaki Hattori, Representative Director and President	Kazumasa Hashimoto, Representative Director and President	Koji Nakamae, Representative Director and President

	Description of Business	Ordinary banking business		Ordinary banking business		Ordinary banking business
	Capital Stock	27.4 billion yen		47 billion yen		38.9 billion yen
	Number of Issued Shares	Common stock 41,095,000 shares		Common stock 73,791,000 shares Class 1 preferred stock 73,000,000 shares		Common stock 1,827,196,000 shares
	Fiscal Year	March 31		March 31		March 31
	Deposits (Non-consolidated)	3,146 billion yen		4,041.8 billion yen		3,235.7 billion yen
	Loans and Bills Discounted (Non-consolidated)	2,512.2 billion yen		3,869.7 billion yen		2,440.5 billion yen
	Number of Employees (Consolidated)	2,472 persons		2,619 persons		2,150 persons
	Number of Branches (Including Sub-branches)	106 branches		155 branches		118 branches
	Major Shareholders and Voting Rights Ratio	Sumitomo Mitsui Banking Corporation	44.97%	Sumitomo Mitsui Banking Corporation	49.36%	Resona Holdings, Inc.	100%
		Minato Bank Kyoueikai	8.32%	GINSEN Co., Ltd	4.95%
		Nippon Life Insurance Company	2.75%	Cedyna Financial Corporation	3.77%
		Minato Bank Employees’ Shareholding Association	2.26%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.70%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.21%	Sumitomo Mitsui Card Company, Limited	2.43%
Rela- tionship among the Parties	Capital Relation- ship	Minato holds 179,475 shares, including indirectly held shares (50,000 shares), of the common stock of Kansai Urban (0.24% of the total number of issued shares of Kansai Urban).		Kansai Urban holds 324,970 shares of the common stock of Minato (0.79% of the total number of issued shares of Minato).		N/A
	Personnel Relation- ship	N/A		N/A		N/A
	Transaction Relation- ship	N/A		N/A		N/A
	Status as Related Parties	N/A		N/A		N/A

2.	Performance and Financial Condition for Last Three Years

(Unit: millions of yen)
	Minato			Kansai Urban
Fiscal Year	Fiscal Year Ended March 2015	Fiscal Year Ended March 2016	Fiscal Year Ended March 2017	Fiscal Year Ended March 2015	Fiscal Year Ended March 2016	Fiscal Year Ended March 2017
Total Assets (Consolidated)	3,417,209	3,484,662	3,506,644	4,323,067	4,483,017	4,603,756
Net Assets (Consolidated)	137,180	136,019	138,588	182,612	190,657	202,021
Net Assets per Share (Consolidated) (Unit: yen)	333.97	3,303.03	3,341.68	1,447.36	1,556.98	1,712.79
Ordinary Income (Consolidated)	65,043	64,352	60,748	95,851	90,346	89,098
Ordinary Profit (Consolidated)	13,554	11,854	11,005	23,077	22,218	18,997
Net Profit Attributable to the Shareholders of the Parent Company (Consolidated)	7,478	7,360	7,119	17,354	16,016	15,023
Net Profit per Share (Consolidated) (Unit: yen)	18.37	180.58	173.81	209.50	191.77	179.45
Dividend per Share (Unit: yen)	5.00	5.00	50.00	Common stock 40.00 Preferred stock 26.78	Common stock 40.00 Preferred stock 26.32	Common stock 40.00 Preferred stock 25.13

	Kinki Osaka
Fiscal Year	Fiscal Year Ended March 2015	Fiscal Year Ended March 2016	Fiscal Year Ended March 2017
Total Assets (Consolidated)	3,548,788	3,516,553	3,540,831
Net Assets (Consolidated)	127,134	144,976	153,790
Net Assets per Share (Consolidated) (Unit: yen)	49.52	79.34	84.16
Ordinary Income (Consolidated)	69,290	69,379	58,993
Ordinary Profit (Consolidated)	16,551	18,774	8,386
Net Profit Attributable to the Shareholders of the Parent Company (Consolidated)	12,463	25,344	8,781
Net Profit per Share (Consolidated) (Unit: yen)	8.64	13.87	4.80

V.	Status after the Business Integration

1.	Summary of the Holding Company

Corporate Name	Kansai Mirai Financial Group, Inc.
Location of Head Office	2-1, Bingomachi 2 chome, Chuo-ku, Osaka-shi
Representative Directors Who are to Assume Office
Tetsuya Kan, Representative Director and Executive President
The number of representative directors shall be four and as for the other three representative directors, the President of Minato, the President of Kansai Urban and the President of Kinki Osaka as of the Closing Date are scheduled to assume the offices, respectively.

Description of Business
The purposes of the company shall be to engage in the following businesses as a bank holding company:
1. Management of the banking holding company group to which the Company belongs and any business incidental or related thereto.
2. Any business that a banking holding company is permitted to conduct under the Banking Act, in addition to the businesses set forth in the foregoing item.

Capital Stock	29,589,614,338 yen (scheduled)
Fiscal Year-End	March 31
Net Assets (Consolidated)	Not yet determined
Total Assets (Consolidated)	Not yet determined
Listing Securities Exchange	First section of the TSE
Institutional Design	In addition to directors, a board of directors, and general shareholders’ meetings, an audit and supervisory committee and the accounting auditor shall be established.
Accounting Auditor	Deloitte Touche Tohmatsu LLC
Administrator of Shareholder Registry	Sumitomo Mitsui Trust Bank, Limited

VI.	Outline of Accounting Treatment in Connection with the Business Integration
It is expected that the Business Integration will be treated for accounting purposes as an acquisition under the Accounting Standards for Business Combinations and that the purchase method will be applied.  The amount of goodwill (or negative goodwill) resulting from the Business Integration has not yet been determined.

VII.	Future Outlook
1.	Forecasts for the Holding Company’s performance and the like are currently being developed and will be announced once they are decided.
2.	If any material influence on each Party’s performance due to the Business Integration arises, it will be announced by such party once such influence is identified. As for Resona Holdings, tax consequences (reduction of tax charge of approximately 70 billion yen) are expected to arise as of the effective time of the Share Exchanges, and if the forecast for its financial result is changed, it is scheduled to be disclosed in a timely manner.

VIII. Other Matters
1.	The Business Integration is on the assumption, among others, that the approvals and permissions of the relevant authorities, etc., necessary for the implementation of the Business Integration are obtained.
2.	Only prior to the Closing, the Business Integration Agreement will terminate (i) if the Parties agree in writing to terminate the Business Integration Agreement, (ii) if the Business Integration Agreement is terminated as set forth in 3. below, or (iii) if the Stock Exchange Agreement becomes null and void.
3.	If any of the following events is applicable to any of the parties to the Business Integration Agreement, such party may, only prior to the Closing Date, immediately terminate the Business Integration Agreement by giving written notice to all of the other parties:
(a)	If the representations and warranties of any of the other parties are not true and correct, based on which a situation arises or is identified that will have a materially adverse effect on the implementation of the Business Integration or the economic conditions in the Business Integration or will otherwise make the achievement of the objectives of the Business Integration difficult;
(b)	If any of the other parties breaches its obligations under the Business Integration Agreement, based on which a situation arises or is identified that will have a materially adverse effect on the implementation of the Business Integration or the economic conditions in the Business Integration or will otherwise make the achievement of the objectives of the Business Integration difficult (provided that if such breach is curable, only when the breaching party fails to cure such breach by no later than either seven (7) days after receipt of a written request from the terminating party for cure of such breach or the day immediately preceding the Closing Date, whichever is earlier);
(c)	If a petition for the commencement of dissolution, liquidation or bankruptcy procedures, civil rehabilitation procedures, corporate reorganization procedures, special liquidation procedures or other similar insolvency procedures (including those under foreign laws) is filed in respect of a party either by the party itself or by a third party, or if any of the other parties suspends payments or becomes insolvent or its liabilities come to exceed its assets; or
(d)	If a situation arises that is reasonably determined to pose a risk of having a materially adverse effect on the financial condition, operating results, cash flow, business or rights and obligations of the other parties and the Holding Company, based on which a situation arises or is identified that will have a materially adverse effect on the implementation of the Business Integration or the economic conditions in the Business Integration or will otherwise make the achievement of the objectives of the Business Integration difficult.

4.	Matters regarding Transactions, etc., with Controlling Shareholders for Minato
(1)	Whether the Business Integration constitutes a Transaction, etc., with Controlling Shareholders and the Status of Compliance with the Guidelines on the Minority Shareholder Protection Policy
Given that SMBC, a parent company of Minato, agreed with Resona Holdings that SMBC would tender all of the 18,483,435 shares of Minato common stock it held (ownership percentage: 44.84%) in the Tender Offers, and that SMFG and SMBC are parties to the Business Integration Agreement, the Business Integration constitutes a transaction, etc., with controlling shareholders.
The “Guidelines on the Minority Shareholder Protection Policy in Transactions, etc. with Controlling Shareholders” stipulated in the Corporate Governance Report disclosed by Minato on July 10, 2017, state to the effect that Minato’s independence is secured to a certain extent as a stock listed company and that Minato will also fairly and properly conduct its commercial transactions, etc. with SMFG and SMBC in the same manner as general transactions.
Since Minato has taken measures to ensure the fairness of the Share Exchanges and to avoid conflicts of interest, as stated in “(4) Measures to Ensure Fairness of the Share Exchanges and Measures to Avoid Conflicts of Interest, etc.” in “4. Grounds for the Allotment related to the Share Exchanges” of “III. Implementation of the Share Exchanges (Scheduled)” above, it believes that such measures comply with the above-mentioned guidelines.
(2)	Matters regarding Measures to Ensure Fairness of the Share Exchanges and Measures to Avoid Conflicts of Interest
See “(4) Measures to Ensure Fairness of the Share Exchanges and to Avoid Conflicts of Interest” in “4. Grounds for the Allotment related to the Share Exchanges” of “III. Implementation of the Share Exchanges (Scheduled)” above.
(3)	Outline of an Opinion Obtained from Persons with No Interest in Controlling Shareholders, that Indicates that the Relevant Transactions, etc., are not Detrimental to Minority Shareholders
Minato believes that its actions comply with the “Guidelines on the Minority Shareholder Protection Policy in Transactions, etc. with Controlling Shareholders”, as stated above since it made its decision after taking measures to ensure fairness and avoid conflicts of interest.  For example, as an opinion indicating that the relevant transactions are not detrimental to minority shareholders, Minato has obtained from EYTAS an opinion as of September 26, 2017 stating that the tender offer price of the Tender Offer for Minato Stock and the Share Exchange Ratios regarding common stock of Minato for the Shareholders of Common Stock of Minato, other than Resona Holdings, SMFG, SMBC, Kansai Urban and Kinki Osaka, are appropriate from a financial perspective and based on the factors and assumptions stated in such opinion of EYTAS.  For details, see “(4) Measures to Ensure Fairness of the Share Exchanges and to Avoid Conflicts of Interest” in “4. Grounds for the Allotment related to the Share Exchanges” of “III. Implementation of the Share Exchanges (Scheduled)” above.

5.	Matters regarding Transactions, etc., with Controlling Shareholders for Kansai Urban
(1)	Whether the Business Integration constitutes a Transaction, etc., with Controlling Shareholders and the Status of Compliance with the Guidelines on the Minority Shareholder Protection Policy
Given that SMBC, a parent company of Kansai Urban, agreed with Resona Holdings that SMBC would tender all of the 36,109,772 shares of Kansai Urban common stock it held (ownership percentage: 49.11%) in the Tender Offers, and that SMFG and SMBC are parties to the Business Integration Agreement, the Business Integration constitutes a transaction, etc., with controlling shareholders.
The status of the Business Integration’s compliance with the “Guidelines on the Minority Shareholder Protection Policy in Transactions, etc. with Controlling Shareholders” stipulated in the Corporate Governance Report disclosed by Kansai Urban on July 3, 2017 (“CG Report”) is as described below.  The “Guidelines on the Minority Shareholder Protection Policy in Transactions, etc., with Controlling Shareholders,” which were presented by Kansai Urban in the CG Report, state as follows: “With respect to the transactions between Kansai Urban and its parent companies, etc., the basic policy is to conduct transactions under appropriate terms and conditions that are similar to those of general transactions, and provisions in line with such basic policy have been prescribed, and such transactions are to be conducted in accordance with such provisions.  Therefore, no detrimental transactions that would be contrary to the principles on the protection of minority shareholders will be conducted.  Kansai Urban is a consolidated subsidiary of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation, and Kansai Urban manages its operations based on its independent judgment and in line with Sumitomo Mitsui Financial Group’s management policies.  Thus, we recognize that Kansai Urban’s independence is secured to a certain extent.”  However, as stated in “(4) Measures to Ensure Fairness of the Share Exchanges and to Avoid Conflicts of Interest, etc.” in “4. Grounds for the Allotment related to the Share Exchanges” of “III. Implementation of the Share Exchanges (Scheduled)” above, it has taken measures to ensure the fairness of the Share Exchanges and to avoid conflicts of interest, and thus, in the Business Integration, Kansai Urban, seeks to protect minority shareholders under a stricter system than the above-mentioned guidelines.
(2)	Matters regarding Measures to Ensure Fairness of the Share Exchanges and Measures to Avoid Conflicts of Interest
See “(4) Measures to Ensure Fairness of the Share Exchanges and to Avoid Conflicts of Interest” in “4. Grounds for the Allotment related to the Share Exchanges” of “III. Implementation of the Share Exchanges (Scheduled)” above.
(3)	Outline of an Opinion Obtained from Persons with No Interest in Controlling Shareholders, that Indicates that the Relevant Transactions, etc., are not Detrimental to Minority Shareholders
As of today, Kansai Urban has obtained from Toru Watanabe Esq. and Masafumi Kodama Esq., attorneys of the Osaka Office of Kitahama Partners, and Akifumi Taniguchi Esq., an attorney of the Tokyo Office of Kitahama Partners, an opinion that indicates that the Tender Offer for Kansai Urban Stock and the Business Integration including the Share Exchanges are not detrimental to the minority shareholders of Kansai Urban.  For details, see “(4) Measures to Ensure Fairness of the Share Exchanges and to Avoid Conflicts of Interest” in “4. Grounds for the Allotment related to the Share Exchanges” of “III. Implementation of the Share Exchanges (Scheduled)” above and the “Announcement Concerning Opinion on Tender Offer (Scheduled) by Resona Holdings, Inc. with respect to Shares of Common Stock of Kansai Urban Banking Corporation” which was published by Kansai Urban as of today.

End

(Reference) Minato’s Consolidated Performance Forecast for the Current Fiscal Year (published on July 28, 2017) and Consolidated Results for the Previous Fiscal Year (Unit: yen)
Minato	Consolidated Ordinary Income	Consolidated Ordinary Profit	Net Profit Attributable to the Shareholders of the Parent Company	Consolidated Net Profit per Share (Unit: yen)
Forecast for the Current Fiscal Year (Fiscal Year Ending March 2018)	60,500	9,800	6,200	151.08
Results for the Previous Fiscal Year (Fiscal Year Ended March 2017)	60,748	11,005	7,119	173.82

(Reference) Kansai Urban’s Consolidated Performance Forecast for the Current Fiscal Year (published on July 28, 2017) and Consolidated Results for the Previous Fiscal Year (Unit: yen)
Kansai Urban	Consolidated Ordinary Income	Consolidated Ordinary Profit	Net Profit Attributable to the Shareholders of the Parent Company	Consolidated Net Profit per Share (Unit: yen)
Forecast for the Current Fiscal Year (Fiscal Year Ending March 2018)	88,000	16,500	13,500	158.44
Results for the Previous Fiscal Year (Fiscal Year Ended March 2017)	89,098	18,997	15,023	179.45

Attachment 1: Preconditions and Disclaimer with respect to the Analysis in the Stock Valuation Report and the Opinion of Merrill Lynch Japan Securities Co., Ltd.

Attachment 2: Assumptions and Disclaimers Regarding EYTAS’s Opinion

Attachment 3: Assumptions, etc., regarding the fairness opinion of PwC

Attachment 1

Preconditions and Disclaimer with respect to the Analysis in the Stock Valuation Report and the Opinion of Merrill Lynch Japan Securities Co., Ltd.

The Stock Valuation Report and the opinion (the “Opinion”) of Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch Japan Securities”) described above have been delivered solely for the use and benefit of the board of directors of Resona Holdings in its capacity as such in connection with and for purposes of its evaluation of the Aggregate Consideration from a financial point of view.  The Opinion is limited to the fairness, from a financial point of view, to Resona Holdings of the Aggregate Consideration to be paid in the Business Integration and no opinion or view is expressed with respect to any consideration received in connection with the Business Integration by the holders of any class of securities, creditors or other constituencies of any party.  Merrill Lynch Japan Securities expresses no view or opinion as to any terms or other aspects of the Business Integration (other than the Aggregate Consideration to the extent expressly specified in the Opinion), including, without limitation, the form or structure of the Business Integration, the consideration to be paid in each Tender Offer or for the Preferred Stock, the exchange ratios to be used in the Share Exchanges and other consideration to be paid in any part of the Business Integration.  In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Business Integration, relative to the Aggregate Consideration.  Merrill Lynch Japan Securities expresses no opinion or view as to the relative merits of the Business Integration in comparison to other strategies or transactions that might be available to Resona Holdings or in which Resona Holdings might engage or as to the underlying business decision of Resona Holdings to proceed with or effect the Business Integration.  Merrill Lynch Japan Securities is not expressing any opinion as to what the value of common stock of the Holding Company actually will be when issued or the prices at which the common stock of Kansai Urban, Minato, Resona Holdings or the Holding Company will trade at any time, including following the announcement or commencement of the Business Integration.  In addition, Merrill Lynch Japan Securities does not express any opinion or recommendation as to how any stockholder should vote or act in connection with the Business Integration, the Tender Offers, the Share Exchanges or any related matter.

Merrill Lynch Japan Securities, in conducting a valuation analysis (the “Analysis”) for the Stock Valuation Report and preparing the Opinion, has assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and has relied upon the assurances of the managements of Resona Holdings and the Integrating Parties that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.

With respect to the financial forecasts relating to Kansai Urban and Minato prepared by the managements of Kansai Urban and Minato, respectively (such forecasts, collectively, the “Target Forecasts”), Merrill Lynch Japan Securities has been advised by Kansai Urban and Minato, and has assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Kansai Urban and Minato as to the future financial performance of Kansai Urban and Minato, respectively.

With respect to an alternative version of the Target Forecasts incorporating certain adjustments thereto made by the managements of Resona Holdings and Kinki Osaka (the “Adjusted Target Forecasts”), the financial forecasts relating to Kinki Osaka prepared by the managements of Resona Holdings and Kinki Osaka and certain estimates as to the amount and timing of synergies arising in connection with the Business Integration, Merrill Lynch Japan Securities has assumed, at the direction of Resona Holdings, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Resona Holdings and Kinki Osaka as to the future financial performance of the Integrating Parties and the other matters covered thereby and, based on the assessments of the managements of Resona Holdings and Kinki Osaka as to the relative likelihood of achieving the future financial results reflected in the Target Forecasts and the Adjusted Target Forecasts, Merrill Lynch Japan Securities has relied, at the direction of Resona Holdings, on the Adjusted Target Forecasts for purposes of conducting the Analysis and preparing the Opinion.  It has relied, at the direction of Resona Holdings, on the assessments of the managements of Resona Holdings and Kinki Osaka as to their ability to achieve the synergies arising in connection with the Business Integration, has been advised by Resona Holdings and Kinki Osaka and has assumed that the synergies would be realized in the amounts and at the times projected.  The Analysis and the Opinion are necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Merrill Lynch Japan Securities as of, the date of the Analysis and the Opinion.  It should be understood that subsequent developments on or after the date of the Analysis and the Opinion may affect the Analysis and the Opinion, and Merrill Lynch Japan Securities does not have any obligation to update, revise, or reaffirm them.

In conducting the Analysis and preparing the Opinion, Merrill Lynch Japan Securities has assumed, at the direction of Resona Holdings, that Resona Holdings will acquire 51% of the total issued and outstanding common stock of the Holding Company through the Business Integration.

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Merrill Lynch Japan Securities to the board of directors of Resona Holdings in connection with the Opinion and is not a comprehensive description of all analyses undertaken by Merrill Lynch Japan Securities in connection with the Opinion.  The preparation of a financial opinion and its underlying analysis is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.  Merrill Lynch Japan Securities believes that its analyses must be considered as a whole.  Merrill Lynch Japan Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Merrill Lynch Japan Securities’ analysis and the opinion.  The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Merrill Lynch Japan Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Resona Holdings, Kinki Osaka, Kansai Urban, Minato and the Holding Company.  The estimates of the future performance of Resona Holdings, Kinki Osaka, Kansai Urban, Minato and the Holding Company in or underlying Merrill Lynch Japan Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Merrill Lynch Japan Securities’ analyses.  These analyses were prepared solely as part of Merrill Lynch Japan Securities’ analysis of the fairness, from a financial point of view, of the Aggregate Consideration and were provided to the board of directors of Resona Holdings in connection with the delivery of the Opinion.  The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future.  Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Merrill Lynch Japan Securities’ view of the actual value of Resona Holdings, Kinki Osaka, Kansai Urban, Minato and the Holding Company.  The Business Integration was determined through negotiations among Resona Holdings, Kinki Osaka, SMFG, SMBC, Kansai Urban and Minato, rather than by any financial advisor, and was approved by the board of directors of Resona Holdings.  The decision to implement the Business Integration was solely that of the board of directors of Resona Holdings.  As described above, the Opinion and the Stock Valuation Report were only one of many factors considered by the board of directors of Resona Holdings in its evaluation of the Business Integration and should not be viewed as determinative of the views of the board of directors or management of Resona Holdings with respect to the Business Integration or its terms and conditions.

Merrill Lynch Japan Securities has not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Integrating Parties, nor has it made any physical inspection of the properties or assets of the Integrating Parties.  Merrill Lynch Japan Securities has not evaluated the solvency or fair value of the Integrating Parties under any local, national or other laws or regulations relating to bankruptcy, insolvency or similar matters.  Merrill Lynch Japan Securities has assumed, at the direction of Resona Holdings, that the Business Integration will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement of the Business Integration Agreement and the Share Exchange Agreements (collectively, the “Definitive Agreements”) and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Business Integration, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Resona Holdings, the Integrating Parties, SMFG and SMBC or the contemplated benefits of the Business Integration.  Merrill Lynch Japan Securities also has assumed, at the direction of Resona Holdings, that the final executed version of the Definitive Agreements and related documents will not differ in any material respect from the draft Definitive Agreements reviewed by Merrill Lynch Japan Securities.

Merrill Lynch Japan Securities has acted as financial advisor to Resona Holdings and Kinki Osaka in connection with the Business Integration and will receive a fee for its services, a significant portion of which is contingent upon execution of the Definitive Agreements and a significant portion of which is contingent upon consummation of the Business Integration.  In addition, Resona Holdings and Kinki Osaka have agreed to reimburse expenses of Merrill Lynch Japan Securities and indemnify Merrill Lynch Japan Securities against certain liabilities arising out of its engagement.

Merrill Lynch Japan Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of its businesses, Merrill Lynch Japan Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Resona Holdings, the Integrating Parties, SMFG, SMBC and certain of their respective affiliates.

Merrill Lynch Japan Securities and its affiliates in the past have provided, may be currently providing, and in the future may provide, investment banking, commercial banking and other financial services to Resona Holdings and/or Kinki Osaka and have received or in the future may receive compensation for the rendering of these services.

In addition, Merrill Lynch Japan Securities and its affiliates in the past have provided, may be currently providing, and in the future may provide, investment banking, commercial banking and other financial services to SMFG, SMBC, Kansai Urban and/or Minato and have received or in the future may receive compensation for the rendering of these services, including having acted as financial advisor to SMBC in connection with its acquisition of American Railcar Leasing LLC from Icahn Enterprises L.P.

Merrill Lynch Japan Securities does not provide any legal, accounting or tax-related advice.

Attachment 2

Assumptions and Disclaimers Regarding EYTAS’s Opinion

In preparing its opinion that the tender offer price and share exchange ratio agreed by the The Minato Bank, Ltd. (“Minato”) and Resona Holdings, Inc. (“Resona Holdings”) is fair from a financial point of view to the holders of the common stock of Minato excluding Resona Holdings, SMFG, SMBC, Kansai Urban, and Kinki Osaka (the “EYTAS Fairness Opinion”), EYTAS has analyzed and reviewed the share exchange ratio. For such analysis and review, EYTAS has assumed and relied on the accuracy and completeness of all material and information provided by Minato, Kinki Osaka, and Kansai Urban, as well as all publicly available information obtained by EYTAS. EYTAS has not independently verified or assumed any obligation to independently verify the accuracy or completeness of such information that EYTAS has reviewed or analyzed.

EYTAS solely prepared the EYTAS Fairness Opinion to provide the Board of Directors of Minato with reference information to review the tender offer price for the Tender Offer for common shares of Minato and the share exchange ratio between Minato and The Holding Company at the request of Minato (the “EYTAS Opinion Purpose”).

EYTAS has not undertaken an evaluation or assessment of any of the assets or liabilities of Minato, Kinki Osaka, Kansai Urban, or any of their respective affiliates (where “affiliates” here and hereafter refers to “affiliates” as defined in Article 8(8) of the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements), nor has EYTAS evaluated the solvency or creditworthiness under any applicable laws relating to bankruptcy, insolvency, or similar matters of Minato, Kinki Osaka, Kansai Urban, or any of their respective affiliates.

Moreover, in preparing the EYTAS Fairness Opinion, EYTAS has assumed that there are no undisclosed facts pertaining to the present or future of Minato, Kinki Osaka, Kansai Urban, or any of their respective affiliates that may affect the EYTAS Fairness Opinion.

In preparing the EYTAS Fairness Opinion, EYTAS has assumed that the business plans, financial forecasts, and other information regarding the future of Minato, Kinki Osaka, and Kansai Urban furnished to EYTAS by Minato, Kinki Osaka, and Kansai Urban have been prepared according to reasonable and appropriate procedures, and reflect the best currently available estimates and judgment of the management of Minato, Kinki Osaka, and Kansai Urban respectively. Also, EYTAS has assumed that all assumptions for the preparation of the business plans and financial forecasts are accurate and feasible, and has conducted no independent verification of the accuracy or feasibility thereof, nor has EYTAS assumed any obligation to do so.

EYTAS has assumed that the integration agreement concerning the tender offer and share exchange will be properly and validly executed by all related parties, and that the tender offer and share exchange will be legally and validly performed pursuant to the terms and conditions of the agreement, without any waiver, revision, or amendment of any material terms or conditions thereof. Furthermore, EYTAS has assumed that the governmental, regulatory, or other consents or approvals necessary for the execution of the tender offer and share exchange will be obtained without any implication to the expected benefits from the tender offer and share exchange.

EYTAS has not evaluated the decision of Minato with respect to its execution of the tender offer and share exchange or the relative merits of the tender offer and share exchange compared to any strategic alternatives that may be available to Minato.

EYTAS has neither independently reviewed or analyzed nor assumed any obligation to independently review or analyze the legality or validity of any matter regarding the tender offer and share exchange, or the appropriateness of the accounting and tax treatment of any matter regarding the tender offer and share exchange.

Minato may not disclose, copy, refer to, or communicate the entire or a part of the EYTAS Fairness Opinion to any third party without EYTAS’s prior written consent. Minato will be also solely responsible for disclosure to any third party with EYTAS’s prior consent, and EYTAS will not be responsible for such disclosure.

EYTAS assumes no liability to any third party other than Minato in connection with the EYTAS Fairness Opinion or the tender offer and share exchange, as well as any consequences arising in connection with the use of the EYTAS Fairness Opinion for purposes other than stated in the EYTAS Fairness Opinion.

The EYTAS Fairness Opinion addresses only the fairness of the tender offer price and share exchange ratio from a financial point of view to the holders of the shares of the common stock of Minato, excluding Resona Holdings, SMFG, SMBC, Kansai Urban, and Kinki Osaka. Minato has not asked EYTAS to address, and, therefore, the EYTAS Fairness Opinion does not address, the fairness to, or any other consideration of, any third party other than the holders of shares of common stock of Minato.

EYTAS does not provide any opinion on the underlying business decision of Minato to proceed with the tender offer and share exchange.

EYTAS is also not expressing any opinion as to the prices at which the shares of common stock of Minato, Kinki Osaka, Kansai Urban, or The Holding Company will be traded at any time after the date of this opinion.

EYTAS is not expressing any opinion as to how shareholders of Minato should vote on the tender offer and the share exchange.

In addition, EYTAS expresses no opinion with respect to the fairness of the amount or nature of any compensation to be received in relation to the tender offer price and share exchange ratio by any officers, directors, employees, or any other person involved in the tender offer and share exchange.

The EYTAS Fairness Opinion is based on financial information prepared in accordance with accounting principles generally accepted in Japan, and did not take any possible differences in such financial information if prepared under international financial reporting standards into consideration.

The EYTAS Fairness Opinion is also based upon economic, financial, market and other conditions as of the date of the EYTAS Fairness Opinion, and relies on information made available to EYTAS by the date of the EYTAS Fairness Opinion.

Attachment 3

Assumptions, etc., regarding the fairness opinion of PwC

In preparing its opinion on the appropriateness of the share exchange ratio agreed between Kansai Urban and the Holding Company (the “Share Exchange Ratio”) from the financial point of view of the holders of the common stock of Kansai Urban (“PwC’s fairness opinion”), PwC relied upon and assumed the accuracy and completeness of the financial information provided by Kansai Urban, Kinki Osaka and Minato (including the information prepared by third-parties other than Kansai Urban, Kinki Osaka and Minato), publicly available information and all other information that PwC analyzed or reviewed.  PwC has not independently verified, or assumed any obligation to independently verify, the accuracy or completeness of such information.  Moreover, PwC has assumed that there are no undisclosed facts that could materially affect PwC’s Fairness Opinion.  PwC has assumed that the financial forecasts provided by Kansai Urban, the Holding Company/Kinki Osaka and Minato were prepared using reasonable and appropriate procedures by the management of each bank and reflect the best current estimates and judgments.  PwC does not express any form of assurance on the accuracy, validity or feasibility of the forecast financial information or on the future financial performance being achieved at the times and in the amounts projected.

PwC has not undertaken an independent evaluation, appraisal or assessment (including an assessment of information regarding loans and an inspection of the properties or facilities of each bank) of any of the assets or liabilities (including off-balance-sheet assets and liabilities and contingent liabilities) of Kansai Urban, Kinki Osaka or Minato, nor has PwC made any request to a third-party for an evaluation, appraisal or assessment of such.  PwC has not obtained such evaluation, appraisal or assessment from Kansai Urban, Kinki Osaka or Minato.  PwC does not express any form of assurance or provide an opinion on the financial condition or financial forecasts of Kansai Urban, the Holding Company/Kinki Osaka or Minato, or financial information or other numeric or non-numeric information that were used in its analysis.  PwC does not express assurance on the reliability, in any sense, of financial information, the solvency or financing ability of Kansai Urban, the Holding Company/Kinki Osaka and Minato.  PwC does not provide any opinion on any premise or assumption upon which the determination of the Share Exchange Ratio was based or the reasonableness of the underlying business decision of Kansai Urban to proceed with the Share Exchange.  PwC was not requested to provide and PwC does not provide any opinion on any transaction other than the Share Exchange.  PwC has not considered the merits of the Share Exchange in comparison to any other transaction.

PwC’s Fairness Opinion addresses only the fairness of the Share Exchange Ratio from a financial point of view to the holders of the common stock of Kansai Urban and PwC is under no obligation to solicit or recommend the Share Exchange.  PwC was not requested to and does not express an opinion on the fairness of the Share exchange Ratio from the perspective of any party other than the holders of the common stock of Kansai Urban.  PwC does not express any opinion on the prices at which the common stock of Kansai Urban, the Holding Company, Kinki Osaka or Minato will be traded at any time after the date of the announcement of the Share Exchange (“Transaction”) or after the date of the Transaction.  PwC has assumed that the Share Exchanges will be legally and validly executed by Integrating Parties pursuant to the terms and conditions or agreements substantially the same as those set forth in the draft Business Integration Agreement, without any waiver, revision or amendment of any material terms and conditions or agreements thereof.  In preparing the Fairness Opinion, PwC assumed that the governmental, regulatory or other consents or approvals necessary for the execution of the Transaction would be obtained without any prejudice to the benefits expected to be brought by the Transaction.  PwC assumed that the Share Exchange will be conducted without any prejudice to the tax position of Integrating Parties or the shareholders of such.    With respect to legal, accounting, tax, regulation or pension related issues, PwC relied on the judgments or assessments made by the management of Kansai Urban or by advisors to Kansai Urban.  PwC’s Fairness Opinion is necessarily based upon financial, economic, market and other conditions as they exist as of the date of PwC’s Fairness Opinion and relies on the information made available to PwC up to the date of PwC’s Fairness Opinion.  Therefore, PwC’s Fairness Opinion is only effective as of the date of such opinion.  Although PwC’s Fairness Opinion may be affected by changes in future conditions, PwC does not assume any obligation to revise, change, renew, supplement or reaffirm its opinion after the date of PwC’s Fairness Opinion.

PwC will receive a fee from Kansai Urban as consideration for financial advisory services in relation to the Transaction.  The disclaimer and compensation provisions defined in the advisory services agreement between Kansai Urban and PwC apply to PwC’s Fairness Opinion.  PwC expresses no opinion on the amount or nature of any compensation to any directors, executive officers, employees of Kansai Urban, or any other party involved in the Share Exchange.

Based on the premise of the above and subject to the above-mentioned conditions, PwC determined that the share exchange ratio agreed between Kansai Urban and the Holding Company in this Transaction is fair to the holders of the common stock of Kansai Urban.  PwC’s Fairness Opinion was prepared solely in order that PwC may provide the Board of Directors of Kansai Urban with reference information to consider the share exchange ratio at the request of Kansai Urban (the “PwC Opinion Purpose”), and may not be used for any other purpose or by any other party for any purpose.  PwC, therefore, does not assume any responsibility arising out of or in connection with the use of PwC’s Fairness Opinion other than for the PwC Opinion Purpose.